Exhibit 2.1

STOCK PURCHASE AGREEMENT

dated as of

March 14, 2003

among

WINGS HOLDINGS, INC.

and

DECRANE AIRCRAFT HOLDINGS, INC.

and

DECRANE HOLDINGS CO.

relating to the purchase and sale

of

100% of the Common Stock

of

AVTECH CORPORATION

and

TRI-STAR ELECTRONICS INTERNATIONAL, INC.

and

100% of the Membership Interests

of

AEROSPACE DISPLAY SYSTEMS, LLC

SCHEDULES

Schedule 1.01	Liens on Shares / Definitions

Schedule 2.02	Purchase Price Allocation

Schedule 3.03	Governmental Consents

Schedule 3.04	Noncontravention

Schedule 3.05	Capitalization

Schedule 3.07	Subsidiaries

Schedule 3.08	Financial Statements

Schedule 3.09	Absence of Certain Changes

Schedule 3.10	Certain Liabilities

Schedule 3.11	Intercompany Accounts

Schedule 3.12	Certain Contracts

Schedule 3.13	Litigation

Schedule 3.15	Properties

Schedule 3.16	Intellectual Property

Schedule 3.17	Insurance

Schedule 3.19	Employees

Schedule 3.20(a)	List of Employee Plans

Schedule 3.20(f)	Employee Benefit Plans–Increases or Changes to Benefits and/or Acceleration of Payment or Vesting under any Benefit Plans and Arrangements as a Result of the Transaction

Schedule 3.21	Environmental Matters

Schedule 3.22(c)	Taxes–Tax Jurisdictions

Schedule 3.22(f)	Taxes–Entity Status

Schedule 3.22(k)	Tax Sharing Agreements

Schedule 4.05	Financing Commitment Letters

Schedule 6.03	Trademarks and Tradenames

Schedule 9.02	Employee Agreements and Change of Control

Schedule 10.02(d)	Liens

Schedule 10.02(g)	Third Party Consents

EXHIBIT A	Opinion of Seller’s Counsel

v

STOCK PURCHASE AGREEMENT

AGREEMENT dated as of March 14, 2003 among Wings Holdings, Inc., a Delaware corporation (“Buyer”), DeCrane Aircraft Holdings, Inc., a Delaware corporation (“Seller”), and DeCrane Holdings Co., a Delaware corporation (“Parent”).

W I T N E S S E T H :

WHEREAS, Seller is the record and beneficial owner of all of the outstanding (i) shares of common stock, no par value (the “Avtech Shares”) of Avtech Corporation, a Washington corporation (“Avtech”), (ii) shares of common stock, no par value (the “Tri-Star Shares”), of Tri-Star Electronics International, Inc., a California corporation (“Tri-Star”), and (iii) membership interests (the “ADS Shares” and, collectively with the Avtech Shares and the Tri-Star Shares, the “Shares”), of Aerospace Display Systems, LLC, a Delaware limited liability company (“ADS” and, each of Avtech, Tri-Star and ADS, a “Company” and, collectively, the “Companies”).

WHEREAS, Seller desires to sell the Shares to Buyer, and Buyer desires to purchase the Shares from Seller, upon the terms and subject to the conditions hereinafter set forth;

The parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions.  (a) The following terms, as used herein, have the following meanings:

“ADS Competitive Activities” has the meaning set forth in Item 3 on Schedule 1.01.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.  For purposes of this Agreement, each Company and each Subsidiary shall, (i) prior to the Closing, be treated as an Affiliate of Seller and Parent and not be treated as an Affiliate of Buyer, and (ii) from and after the Closing (and solely after the Closing Date for purposes of Sections 2.01, 2.03(b) and 3.07(b)), (x) be treated as an Affiliate of Buyer (for so long as Buyer directly or indirectly controls, is controlled by or is under common control with such Company or Subsidiary) and (y) not be treated as an Affiliate of Seller or Parent.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable, federal, state and foreign, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Avtech Competitive Activities” has the meaning set forth in Item 3 on Schedule 1.01.

“Balance Sheet” means the audited special purpose combined balance sheet of the Companies and the Subsidiaries as of December 31, 2002.

“Balance Sheet Date” means December 31, 2002.

“Business Day” means any day on which commercial banks are open for business in New York City.

“Capital Stock” means (i) in the case of a corporation, its corporate stock, (ii) in the case of a partnership or limited liability company, its partnership or membership interests or units (whether general or limited), and (iii) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity.

“Change of Control” means, with respect to Parent or Seller, a transaction in which such Person consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into Parent or Seller, where, in each case, immediately after such transaction, DLJ Merchant Banking Partners II, L.P. and its Affiliates own, directly or indirectly, less than 50% of the total Voting Securities of the surviving or transferee corporation, as applicable.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Coltech Obligations” means Avtech’s obligations to pay deferred purchase price consideration to the sellers of Coltech, Inc. pursuant to that certain Stock Purchase and Sale Agreement dated August 18, 2000 by and among the shareholders of Coltech, Inc. listed therein, Coltech, Inc., Seller and Avtech.

“Combined Income Tax” means any income Tax payable to any state, local or foreign taxing jurisdiction in which any Company or any Subsidiary has filed or will file a Return with a member of the Seller Group on an affiliated, consolidated, combined or unitary basis with respect to such Tax.

“Employees” means all current and former employees of the Companies and the Subsidiaries, including any such employees on approved leaves of absence (whether family leave, maternity or parental leave, workers’ compensation, short-term disability, long-term disability (but only to the extent that any such employee returns to active employment with any of the Companies or any Subsidiary), medical leave or military leave) and the term “Employee” means any of the Employees.

“Environmental Claims” means any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other written communication from any third party, including, any Governmental Authority, alleging any actual or alleged violations of, or actual or potential liability under, any Environmental Laws.

“Environmental Costs and Liabilities” means any and all claims (including Environmental Claims), actions, suits, proceedings, liabilities (whether absolute or contingent), obligations, losses, damages, judgment, awards, settlement amounts, demands, counterclaims, clean-up obligations, costs and expenses (including the reasonable fees of attorneys, consultants, engineers and other experts), in each case, arising under or pursuant to any Environmental Law.

“Environmental Laws” means all foreign, federal, regional, state, or local Laws and Permits relating to, or imposing liability or establishing standards of conduct for, pollution or protection of the environment, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, and the regulations promulgated pursuant thereto and all analogous state or local statutes.

“Equity Securities” means (i) shares of Capital Stock or other equity securities, (ii) subscriptions, calls, warrants, options or commitments of any kind or character relating to, or entitling any person or entity to purchase or otherwise acquire, any Capital Stock or other equity securities and (iii) securities convertible into or exercisable or exchangeable for shares of Capital Stock or other equity securities.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any Person means any other Person that, together with such Person, would be treated as a single employer under Section 414 of the Code.

“Federal Income Tax” means any Tax with respect to which any Company or any Subsidiary has filed or will file a Return with a member of the Seller Group on a consolidated basis pursuant to Section 1501 of the Code.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government, including any governmental authority, agency, department, board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, and any tribunal, court or arbitrator(s) of competent jurisdiction.

“Harness Permitted Activities” has the meaning set forth in Item 3 on Schedule 1.01.

“Hazardous Materials” means (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, waste, toxic pollutant, toxic or hazardous substance, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste or special waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls and (d) any asbestos containing materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the Ordinary Course of Business; (d) any obligations as lessee under capitalized leases; (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property; (f) any obligations, contingent or otherwise, under bankers acceptance, letters of credit or similar facilities; and (g) any guaranty of any of the foregoing.

“Intellectual Property Right” means any (i) patents, patent applications, and patentable inventions, (ii) trademarks, service marks, brand marks, trade names, brand names, logos, and corporate names, and registrations and applications for registration thereof and such unregistered rights, (iii) copyrights, (iv) domain names, (v) computer software, source code and object code and (vi) trade secrets.

“Knowledge of Seller”, “Seller’s Knowledge” or any other similar knowledge qualification relating to Seller in this Agreement means to the actual knowledge of the persons listed in Item 2 of Schedule 1.01.

“Laws” means (a) all laws, statutes, ordinances, regulations, decrees, rules and orders of every federal, state, local or foreign government and every federal,

state, local or foreign court or other Governmental Authority and (b) any judgment, decision, decree or order of any Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or other encumbrance in respect of such property or asset.

“Majority-Owned Subsidiary” means, with respect to any Person, any other Person of which a majority of the outstanding Voting Securities are directly or indirectly owned by such Person.

“Material Adverse Effect” means a material adverse effect on, or material adverse change with respect to, the business, assets, financial condition or results of operations of the Companies and the Subsidiaries, taken as whole, except any such effect or change (i) resulting from or arising in connection with (A) changes or conditions affecting the commercial aerospace industry generally, (B) changes in economic or political conditions generally or (C) any act(s) of war (whether or not declared) or terrorism, or (ii) attributable to the fact that the prospective owner of the Companies and Subsidiaries hereunder is an Affiliate of Odyssey Investment Partners, LLC.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Ordinary Course of Business” means the ordinary course of business of the Companies and the Subsidiaries, consistent with past practices.

“Organizational Documents” means the articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement or other similar organizational documents (in each case, as amended).

“Permitted Liens” means, collectively, Liens of the type described in any of paragraphs (a)-(d) of this definition:

(a)           Liens disclosed in Item 1 of Schedule 1.01 or on Schedule 3.15;

(b)           Liens for Taxes that are not yet due;

(c)           mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens imposed by Law arising or incurred in the Ordinary Course of Business with respect to amounts that are not yet due; or

(d)           other Liens arising in the Ordinary Course of Business, securing liabilities (other than Indebtedness), which do not materially detract from the value of the encumbered property or asset.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, association, trust, joint venture or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning on the day after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into the environment.

“Remedial Action” means (a) all actions required under Environmental Law to be taken to clean up, remove, remediate, contain, treat, monitor (including any post-remedial operation and maintenance activities) assess, evaluate or in any other way address Hazardous Materials in the environment or (b) any other actions required by 42 U.S.C. 9601.

“Seller Group” means, with respect to Federal Income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is a member, and with respect to Taxes other than Federal Income Taxes, any affiliated, consolidated, combined or unitary group of which Seller or any of its Affiliates is a member.

“Separate Income Tax” means, any income Tax other than a Federal Income Tax or a Combined Income Tax.

“Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by any of the Companies.

“Systems Permitted Activities” has the meaning set forth in Item 3 on Schedule 1.01.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, and (ii) in the case of any Company or any Subsidiary, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing Date a member of an affiliated, consolidated, combined or unitary group with any other corporation at any time on or prior to the Closing Date.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

“Tri-Star Competitive Activities” has the meaning set forth in Item 3 on Schedule 1.01.

“Voting Securities” means, with respect to any Person, the Equity Securities of any class or kind ordinarily having the power to vote for the election of directors or other members of the governing body of such Person.

(b)      Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Accounting Referee	2.02	(a)
ADS	Recitals
ADS Allocation Statement	2.02	(a)
ADS Shares	Recitals
Avtech	Recitals
Avtech Shares	Recitals
Basket	11.02	(a)
Buyer	Preamble
Buyer Tax Loss	8.06	(a)
CERCLA	1.01	(a)
Cap	11.02	(a)
Claim	11.03	(a)
Closing	2.03
Closing Working Capital	2.04	(a)
Closing Working Capital Statement	2.04	(a)
Commitment Letters	4.05
Companies	Recitals
Company	Recitals
Company Intellectual Property Rights	3.16	(a)
Company Securities	3.05	(b)
Confidentiality Agreement	6.01	(a)
Damages	11.02	(a)
DeCrane Group	7.04	(b)
Direct Meeting	13.08	(h)
Dispute Notice	7.05	(b)

Term	Section

Employee Plans	3.20	(a)
401(k) Plan	9.03	(a)
Final Working Capital	2.05	(a)
Indemnified Party	11.03	(a)
Indemnifying Party	11.03	(a)
Indemnity Notice	11.03	(a)
International Plan	3.20	(h)
JAMS	13.08	(a)
JAMS Rules	13.08	(a)
Licenses and Permits	3.24	(a)
Parent	Preamble
Payment Request	7.05	(b)
Permits	3.21	(b)
PMA	3.24	(b)
Pre-Closing Releases	11.05	(a)
Potential Contributor	11.06
Prohibited Action	11.05	(c)
Properties	11.05	(a)
Proposed Acquisition Transaction	5.07
Purchase Price	2.01
Remedial Action Documents	11.05	(b)
Representatives	5.08
Returns	3.22	(a)
Seller	Preamble
Seller Credit Agreement	10.02	(d)
Seller Indenture	10.02	(d)
Seller Tax Loss	8.07	(a)
Shares	Recitals
Specified Layoff	3.27
Subject Patent	3.16	(e)
Subject Product	3.16	(e)
Subsidiary Securities	3.07	(b)
Successor 401(k) Plan	9.03	(b)
Termination Date	7.04	(b)
Third Party Claim	11.03	(b)
Tri-Star	Recitals
Tri-Star Shares	Recitals
Tri-Star Technologies	3.07	(b)
WARN	3.27
Warranty Breach	11.02	(a)

ARTICLE 2

PURCHASE AND SALE

Section 2.01.  Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the Shares (free and clear of all Liens, other than Liens created by Buyer or any of its Affiliates) at the Closing.  The purchase price for the Shares is $140,000,000 in cash (the “Purchase Price”).  The Purchase Price shall be paid as provided in Section 2.03 and shall be subject to adjustment as provided in Section 2.05.

Section 2.02.  Purchase Price Allocation.  (a) The Purchase Price shall be allocated in accordance with Schedule 2.02.  As soon as practicable after the Closing Date (but no later than 90 days after the Closing Date), Buyer shall deliver to Seller a statement allocating the portion of the Purchase Price (plus assumed liabilities, to the extent properly taken into account under Section 1060 of the Code) that is allocated to the ADS Shares pursuant to Schedule 2.02 among ADS’s assets in accordance with Section 1060 of the Code (the “ADS Allocation Statement”).  If, within 20 days after the delivery of the ADS Allocation Statement, Seller notifies Buyer in writing that Seller objects to the allocation set forth in the ADS Allocation Statement, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within 20 days.  If Buyer and Seller are unable to resolve such dispute within 20 days, Buyer and Seller shall jointly retain Ernst & Young LLP (or, if such firm shall decline or is unable to act, or has a material relationship with Buyer or Seller or their respective Affiliates or other material conflicts, another nationally recognized independent accounting firm mutually acceptable to Seller and Buyer) (the “Accounting Referee”) to resolve the disputed items.  Upon resolution of the disputed items, the allocation reflected on the ADS Allocation Statement shall be adjusted to reflect such resolution.  The costs, fees and expenses of the Accounting Referee shall be borne proportionately by Buyer and Seller based on the extent to which Buyer’s and Seller’s respective allocations differ from the allocation reflected on the final ADS Allocation Statement.

(b)           Seller and Buyer agree to (i) be bound by Schedule 2.02 and the ADS Allocation Statement and (ii) act in accordance with Schedule 2.02 and the ADS Allocation Statement in the preparation, filing and audit of any Tax return (including, without limitation, in filing Form 8594 with its Federal Income Tax return for the taxable year that includes the Closing Date).

(c)           If an adjustment is made to the Purchase Price pursuant to Section 2.05, Schedule 2.02 and the ADS Allocation Statement shall be adjusted in accordance with Section 1060 of the Code and as mutually agreed by Buyer and Seller.  In the event that an agreement regarding such adjustment is not reached within 30 days after the determination of Final Working Capital, any disputed items shall be resolved in the manner described in Section 2.02(a).  Buyer and

Seller agree to file any additional information return required to be filed in order to treat Schedule 2.02 and the ADS Allocation Statement as so adjusted.

(d)           Not later than 20 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.

Section 2.03.  Closing.  The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, as soon as possible, but in no event later than five business days after satisfaction (or waiver as provided herein) of the conditions set forth in Article 10 (other than those conditions that by their nature will be satisfied at the Closing), or at such other time or place as Buyer and Seller may agree. Buyer and Seller will use their respective commercially reasonable efforts to cause the Closing of the purchase and sale of the Shares hereunder to take place no later than March 31, 2003 and, if such Closing does not occur on or prior to such date, then as soon as practicable thereafter; provided that neither party shall be required as a result of the foregoing to waive any conditions to such party’s obligations to consummate the Closing. At the Closing:

(a)           Buyer shall deliver to Seller the Purchase Price in immediately available funds by wire transfer to an account of Seller with a bank designated by Seller, by notice to Buyer, which notice shall be delivered no later than three days prior to the Closing Date.

(b)           Seller shall deliver to Buyer (i) certificates for the Avtech Shares and Tri-Star Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto, (ii) transfer and assignment instruments evidencing the transfer of the ADS Shares, and (iii) other documents and instruments necessary to vest in Buyer all of Seller’s right, title and interest in and to the Shares, free and clear of all Liens (other than Liens created by Buyer or any of its Affiliates).

(c)           Seller or Buyer, as applicable, shall deliver the certificates, instruments and other documents required to be delivered pursuant to Article 10 or otherwise reasonably necessary to evidence the satisfaction of the conditions set forth in Article 10.

Section 2.04.  Closing Working Capital.  (a)  As promptly as practicable, but no later than 60 days after the Closing Date, Buyer will cause to be prepared and delivered to Seller an unaudited Closing Working Capital Statement (the “Closing Working Capital Statement”), setting forth Buyer’s calculation of Closing Working Capital (as defined below). The Closing Working Capital Statement shall (x) be prepared in accordance with GAAP applied on a basis substantially consistent with those used in the preparation of the Balance Sheet and fairly present in all material respects the combined current assets and current liabilities of the Companies and the Subsidiaries as at the close of business on the Business Day immediately preceding the Closing Date, (y) include line items for current assets and current liabilities substantially consistent with those in the Balance Sheet, and (z) be prepared in accordance with accounting policies and practices (including methods for determining reserves) substantially consistent with those used in the preparation of the Balance Sheet; provided, that GAAP shall apply to the extent any of the foregoing are not permitted by GAAP.  “Closing Working Capital” means the excess of the combined current assets over the combined current liabilities of the Companies and the Subsidiaries as shown on the Closing Working Capital Statement excluding (i) all cash and cash-equivalents, (ii) all Indebtedness, (iii) all receivables and payables between Parent, Seller or any of their respective Affiliates (other than any Company or any Subsidiary), on the one hand, and any Company or any Subsidiary, on the other hand, (iv) the Coltech Obligations, and (v) all fees and expenses incurred in connection with the transactions contemplated by this Agreement.

(b)           If Seller disagrees with Buyer’s calculation of Closing Working Capital delivered pursuant to Section 2.04(a), Seller may, within 10 days after receipt of the documents referred to in Section 2.04(a), deliver a written notice to Buyer disagreeing with such calculation and setting forth Seller’s calculation of Closing Working Capital.  Any such notice of disagreement shall specify those items or amounts as to which Seller disagrees, with a written explanation of the reasons for disagreement with each such item or amount, and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Working Capital Statement and the calculation of Closing Working Capital delivered pursuant to Section 2.04(a).  If Seller fails to deliver such a written notice within such 10 day period, Buyer’s calculation of Closing Working Capital shall be binding upon the parties.  Notwithstanding anything in this Section 2.04(a) to the contrary, (i) Seller shall not contest any item for which the amount in disagreement is less than $25,000 and shall not contest Buyer’s calculation of the Closing Working Capital if the difference between Seller’s calculation and Buyer’s calculation is less than $100,000 and (ii) Seller’s only basis for disagreement shall be (A) non-compliance with the standards set forth in Section 2.04(a) for the preparation of the Closing Working Capital Statement and (B) computation errors.

(c)           If a notice of disagreement shall be duly delivered pursuant to Section 2.04(b), Buyer and Seller shall, during the 30 days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Working Capital, which amount shall not be more than the amount thereof shown in Seller’s calculations delivered pursuant to Section 2.04(b) nor less than the amount thereof shown in Buyer’s calculation delivered pursuant to Section 2.04(a).  If, during such period or any mutually agreed extension thereof, Buyer and Seller are unable to reach such agreement, they shall promptly thereafter cause the Accounting Referee promptly to review this Section 2.04 and the disputed items or amounts for the purpose of calculating Closing Working Capital.  In making such calculation, the Accounting Referee shall consider only those items or amounts in Buyer’s calculation of Closing Working Capital as to which Seller has disagreed.  The Accounting Referee shall deliver to Buyer and Seller, as promptly as practicable, a report setting forth such calculation.  Such report shall be final and binding upon Buyer and Seller.  The fees and expenses of the Accounting Referee shall be borne proportionately by Buyer and Seller based on the extent to which Buyer’s and Seller’s respective determinations differ from the Accounting Referee’s determination.

(d)           Buyer and Seller agree that they will, and agree to cause their respective independent accountants and the Companies and the Subsidiaries to, cooperate and assist in the preparation of the Closing Working Capital Statement and the calculation of Closing Working Capital and, including without limitation, the making available to the extent necessary books, records, work papers and personnel.

Section 2.05.  Adjustment of Purchase Price.  (a)  If Final Working Capital is less than $27,750,000, Seller shall pay to Buyer, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.05(b), an amount of cash equal to the difference between $27,750,000 and Final Working Capital.  If Final Working Capital exceeds $29,000,000, Buyer shall pay to Seller, in the manner and with interest as provided in Section 2.05(b), an amount of cash equal to the difference between Final Working Capital and $29,000,000.  If Final Working Capital is equal to $27,750,000 or $29,000,000, or is greater than $27,750,000 but less than $29,000,000, no amount shall be payable by either Seller or Buyer under this Section 2.05.  “Final Working Capital” means the Closing Working Capital (i) as shown in Buyer’s calculation delivered pursuant to Section 2.04(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.04(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Buyer and Seller pursuant to Section 2.04(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.04(c); provided that in no event shall Final Working Capital be more than Seller’s calculation of Closing Working Capital delivered pursuant to Section 2.04(b) or less than Buyer’s calculation of Closing Working Capital delivered pursuant to Section 2.04(a).

(b)           Any payment pursuant to Section 2.05(a) shall be made at a mutually convenient time and place within three Business Days after the Final Working Capital has been determined by delivery by Buyer or Seller, as the case may be, of a wire transfer of immediately available funds to the account of the other party as may be designated by such other party at least one Business Day prior to such delivery.  The amount of any payment to be made pursuant to this Section 2.05 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Each of Seller and, with respect to Parent, Parent represents and warrants to Buyer as of the date hereof and as of the Closing Date that:

Section 3.01.  Existence and Power.  Each of Seller, Parent and each Company is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own, operate and lease its facilities and assets as presently owned, leased and operated, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect and would not materially adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement.  Each Company is duly qualified to do business as a foreign company in all jurisdictions where such qualification is required, except for such jurisdictions where the lack of such qualifications would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.02.  Corporate Authorization.  The execution, delivery and performance by each of Seller and Parent of this Agreement, and the consummation of the transactions contemplated hereby, are within each of Seller’s and Parent’s corporate powers and have been duly authorized by all necessary corporate action on the part of each of Seller and Parent.  This Agreement constitutes a valid and binding agreement of each of Seller and Parent, in each case enforceable against each of Seller and Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors rights and to general equity principles.

Section 3.03.  Governmental Authorization.  The execution, delivery and performance by each of Seller and Parent of this Agreement, and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority, other than (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with any applicable requirements of the 1934 Act; (iii) any such action or filing listed on Schedule 3.03 and (iv) any such action or filing as to which the failure to make or obtain would not have a Material Adverse Effect and would not materially adversely affect the ability of Seller or to consummate the transactions contemplated by this Agreement.

Section 3.04.  Noncontravention.  The execution, delivery and performance by each of Seller and Parent of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not (i) violate the Organizational Documents of Seller, Parent, any Company or any Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.03, violate any applicable Laws, except for any such violations which would not have a Material Adverse Effect, (iii) except as disclosed in Schedule 3.04 or as to matters which would not have a Material Adverse Effect, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of any Company or any Subsidiary or to a loss of any benefit to which such Company or such Subsidiary is entitled under any provision of any agreement or other instrument binding upon such Company or such Subsidiary or (iv) result in the creation or imposition of any Lien on any material asset of any Company or any Subsidiary, except for any Permitted Liens.

Section 3.05.  Capitalization.  (a) The (i) authorized Capital Stock, (ii) par value per share, as applicable, and (iii) number of issued and outstanding shares of Capital Stock of each of the Companies are as set forth in Schedule 3.05.

(b)           All of the Shares have been duly authorized and validly issued and are fully paid and non-assessable.  Except as set forth on Schedule 3.05, there are no outstanding (i) Equity Securities of any Company, (ii) securities of Seller, any Company or any Subsidiary convertible into or exchangeable for Equity Securities of any Company, or (iii) options, subscriptions, warrants, calls, rights of first offer, rights of first refusal, tag along rights, drag along rights or other rights to acquire from Seller, any Company or any Subsidiary, or other obligation of any Company to issue, Equity Securities or securities convertible into or exchangeable for Equity Securities of any Company (the items in clauses 3.05(b)(i), 3.05(b)(ii) and 3.05(b)(iii) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of any Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.  There are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the purchase, sale or voting of the Company Securities, except for this Agreement and as disclosed in Schedule 3.05.  No Company Securities are reserved for issuance.

Section 3.06.  Ownership of Shares.  Seller is the record and beneficial owner of the Shares, free and clear of any Lien other than Permitted Liens, and will transfer and deliver to Buyer at the Closing valid title to the Shares free and clear of any Lien, other than Liens created by Buyer.

Section 3.07.  Subsidiaries.  (a) Each Subsidiary is duly formed, validly existing and in good standing (if applicable) under the laws of its jurisdiction of formation and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own, operate and lease its facilities and assets as presently owned, leased and operated, except for those licenses, authorizations, consents and approvals the absence of which would not have a Material Adverse Effect.  Each of the Subsidiaries is duly qualified to do business as a foreign company in all jurisdictions where the qualification is required, except where the lack of such qualification would not, individually or in the aggregate, have a Material Adverse Effect.  All Subsidiaries and their respective jurisdictions of formation are identified on Schedule 3.07.

(b)           All of the outstanding shares of Capital Stock or membership interests of each Subsidiary (other than Tri-Star Technologies, a California general partnership (“Tri-Star Technologies”)) have been duly authorized and validly issued and are fully paid and non-assessable.  All of the general partnership interests of Tri-Star Technologies owned by Tri-Star have been duly authorized and validly issued.  Except as disclosed in Schedule 3.07, all of the outstanding Equity Securities of each Subsidiary are owned by the Company identified as the owner on Schedule 3.07, directly or indirectly, free and clear of any Lien, other than Permitted Liens.  At Closing, the Company identified as the owner on Schedule 3.07 will own the Equity Securities of the Subsidiary identified as owned by such Company, directly or indirectly, free and clear of all Liens, other than Liens created by Buyer or any of its Affiliates.  Except as disclosed in Schedule 3.07, there are no outstanding (i) Equity Securities of any Subsidiary, (ii) securities of Seller, any Company or any Subsidiary convertible into or exchangeable for Equity Securities of any Subsidiary or (iii) options, subscriptions, warrants, calls, rights of first offer, rights of first refusal, tag along rights, drag along rights or other rights to acquire from Seller, any Company or any Subsidiary, or other obligation of any Subsidiary to issue, any Equity Securities of any Subsidiary (the items in clauses 3.07(b)(i) and 3.07(b)(iii) being referred to collectively as the “Subsidiary Securities”).  There are no outstanding obligations of any Company or any Subsidiary to repurchase, redeem or otherwise acquire any Subsidiary Securities.  Except as disclosed in Schedule 3.07, there are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the purchase, sale or voting of the Subsidiary Securities.  No Subsidiary Securities are reserved for issuance.

(c)           Other than as disclosed in Section 3.07(a) and (b) above, no Company, directly or indirectly, owns or has the right to acquire any Capital Stock or other Equity Securities, or securities convertible into or exchangeable for any Capital Stock or other Equity Securities, in any other Person.

Section 3.08.  Financial Statements.  (a) The unaudited balance sheet as of December 31, 2001 and the related unaudited statement of income and cash flow of the Companies and the Subsidiaries for the year ended December 31, 2001, attached hereto as Schedule 3.08, have been derived from the consolidated audited financial statements of Seller and its subsidiaries, have been prepared in accordance with GAAP consistently applied and fairly present in all material respects the financial position of each of the Companies and their respective Subsidiaries as of the date thereof and their respective results of operations and cash flow for the year then ended (subject to the omission of footnote disclosures and other presentation items, it being understood that such financial statements have been prepared without consideration of income taxes).

(b)           The audited special purpose combined balance sheet as of December 31, 2002 and the related audited special purpose combined statement of income and cash flow of the Companies and the Subsidiaries for the year ended December 31, 2002 (together with notes thereto), attached hereto as Schedule 3.08, have been prepared in accordance with GAAP consistently applied, and fairly present in all material respects the financial position of the Companies and the Subsidiaries as of the date thereof and their results of operations and cash flow for the year then ended (it being understood that such financial statements have been prepared without consideration of income taxes and as special purpose combined financial statements).

Section 3.09.  Absence of Certain Changes.  Except as disclosed in Schedule 3.09, since the Balance Sheet Date to the date hereof, the business of the Companies and the Subsidiaries has been conducted in the Ordinary Course of Business and there has not been:

(a)           any event, occurrence or development which has had, or could reasonably be expected to have, a Material Adverse Effect;

(b)           any declaration, setting aside or payment of any dividend or other distribution with respect to any Equity Securities of any Company or any Subsidiary, or any repurchase, redemption or other acquisition by any Company or any Subsidiary of any outstanding Equity Securities or other securities of any Company or any Subsidiary;

(c)           any amendment of any term of any outstanding security of any Company or any Subsidiary;

(d)           any incurrence, assumption or guarantee by any Company or any Subsidiary of any Indebtedness other than any Indebtedness owed to Parent, Seller or any of its Subsidiaries incurred in the Ordinary Course of Business;

(e)           any making by any Company or any Subsidiary of any loan, advance or capital contributions to or investment in any Person other than  (i) to Parent, Seller or any of its Subsidiaries in the Ordinary Course of Business and (ii) loans or advances to employees in the Ordinary Course of Business;

(f)            any transaction or commitment made, or any contract or agreement entered into, by any Company or any Subsidiary relating to its assets or business (including without limitation any sale, lease, transfer or other disposal of any such asset or business, or any acquisition of any business), or any modification thereto, that is material to the Companies and the Subsidiaries, taken as a whole, other than sales of inventory or purchases of supplies in the Ordinary Course of Business and those specifically contemplated by this Agreement;

(g)           any shutdown by any Company or any Subsidiary of any manufacturing facility;

(h)           any material change in any method of accounting or accounting practice by any Company or any Subsidiary, except for any such change required by reason of a concurrent change in GAAP;

(i)            any (i) employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer or employee of any Company or any Subsidiary (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any director, officer or employee of any Company or any Subsidiary, or (iii) change in compensation, benefit plans or other benefits payable to any director, officer or employee of any Company or any Subsidiary pursuant to any severance or retirement plans or policies thereof or compensation increases for employees, directors, officers, consultants or agents, in each case other than to or for any non-executive employee in the Ordinary Course of Business;

(j)            any material payments, discount activity or any other consideration to customers or suppliers, other than in the Ordinary Course of Business;

(k)           any damage, destruction or loss of property of any of the Companies or any of the Subsidiaries that exceeded $100,000 in any one instance;

(l)            any alteration through merger, liquidation, reorganization or restructuring of the corporate structure or ownership of any Company or any Subsidiary;

(m)          any payment, discharge or satisfaction of any material liability, other than in the Ordinary Course of Business;

(n)           any changes or amendments to the Organizational Documents of any Company or any Subsidiary;

(o)           any revaluation of any of the assets or properties of the Companies or the Subsidiaries, including, without limitation, any write-off (in whole or in part) of notes or accounts receivable, the cancellation, waiver or release of any material other right or claim or any increase in any reserve, or unbilled customer expenses other than in the Ordinary Course of Business;

(p)           any written notice received by Seller, the Company or any of the Subsidiaries of any termination of any material customer account or group of accounts or material reduction in purchases or royalties payable by any customer, and Seller otherwise has no Knowledge of the occurrence of any event that is likely to result in any such termination or reduction (except any of the matters specified as exceptions in the definition of Material Adverse Effect in Section 1.01);

(q)           any settlement or compromise of (i) any litigation or (ii) the matters referred to in Items 3 and 4 of Schedule 3.09;

(r)            any labor strike, slowdown or work stoppage, or, to the Knowledge of Seller, any threat thereof;

(s)           any material changes or amendments to any contract or agreement listed on Schedule 3.12;

(t)            any failure to pay or satisfy when due any material liability of any Company or any Subsidiary; or

(u)           if applicable, agreement or commitment to do any of the foregoing.

Section 3.10.  No Undisclosed Material Liabilities.  (a) There are no liabilities or obligations (whether direct or indirect, known or unknown, absolute or contingent, liquidated or unliquidated, accrued or unaccrued, matured or unmatured) of any Company or any Subsidiary of any kind, other than:

(i)            liabilities or obligations reflected on or reserved for on the Balance Sheet or included in the calculation of Closing Working Capital;

(ii)           liabilities or obligations disclosed on Schedule 3.10;

(iii)          liabilities or obligations disclosed in, related to, or arising under any lease, agreement, contract or instrument or with respect to other matters disclosed in this Agreement or any Schedule hereto;

(iv)          liabilities or obligations for Federal Income Taxes, Combined Income Taxes and Separate Income Taxes relating to any Pre-Closing Tax Period;

(v)           obligations to comply with Laws;

(vi)          liabilities and obligations arising after the date hereof in the Ordinary Course of Business or as otherwise required or permitted by this Agreement;

(vii)         liabilities and obligations for compensation and benefits with respect to Employees; and

(viii)        other undisclosed liabilities which, individually or in the aggregate, do not and could not reasonably be expected to have a Material Adverse Effect.

(b)           Except as disclosed on Schedule 3.10, no Company or Subsidiary has any obligations or liabilities relating to any Indebtedness.

Section 3.11.  Intercompany Accounts.  Schedule 3.11 contains a complete list of all intercompany balances, as of the Balance Sheet Date, between Seller and its Affiliates (other than any Company or any Subsidiary), on the one hand, and any Company and any Subsidiary, on the other hand.  Since the Balance Sheet Date there has not been any accrual of liability by any Company or any Subsidiary to Seller or any of its Affiliates (other than any Company or any Subsidiary) or other transaction between any Company or any Subsidiary and Seller or any of its Affiliates (other than any Company or any Subsidiary), except in the Ordinary Course of Business of the Companies and the Subsidiaries or as provided in Schedule 3.11.

Section 3.12.  Material Contracts.  (a)  Except (x) as disclosed in Schedule 3.12 and (y) for any contracts or agreements entered into after the date hereof in the Ordinary Course of Business (subject to Section 5.01) or as otherwise required or permitted by this Agreement, no Company or Subsidiary is a party to or bound by:

(i)            any lease (whether of real or personal property) providing for annual rentals of $100,000 or more that cannot be terminated on not more than 60 days’ notice without payment by any Company or any Subsidiary of any material penalty;

(ii)           any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by any Company or any Subsidiary of $250,000 or more or (B) aggregate payments by any Company or any Subsidiary of $1,000,000 or more, in each case that cannot be terminated on not more than 60 days’ notice without payment by any Company or any Subsidiary of any material penalty;

(iii)          any contract or agreement (A) providing for the sale by any Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for a specified annual minimum dollar sales amount by any Company or any Subsidiary of $1,000,000 or more or (B) pursuant to which any Company or any Subsidiary received payments of $500,000 or more in the year ended December 31, 2002;

(iv)          any partnership, joint venture or other similar agreement;

(v)           any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);

(vi)          any agreement relating to Indebtedness, except any such agreement entered into subsequent to the date of this Agreement as permitted by Section 5.01;

(vii)         any material agreement that limits the freedom of any Company or any Subsidiary to compete in any line of business or with any Person or in any area;

(viii)        any material agreement with Seller or any of its Affiliates (other than any Company or any Subsidiary) or any director or officer of Seller or any of its Affiliates (other than any Company or any Subsidiary) (each of which, if any, may be terminated by the relevant Company or Subsidiary on not more than 10 days’ notice);

(ix)           any employment or compensation agreement with any director, stockholder or officer of the Companies and the Subsidiaries or any other material agreement with any Employee;

(x)            any agreement relating to securities of any Company or any Subsidiary or rights in connection therewith;

(xi)           any contract pursuant to which any of the Intellectual Property Rights are licensed or sublicensed to or from any Company or any Subsidiary;

(xii)          any contract under which any Company or any Subsidiary has loaned money or promised to lend money, or made any other loan or advance to, or other investment in, any other Person;

(xiii)         any collective bargaining agreement or similar labor related contract; and

(xiv)        any other agreement not made in the Ordinary Course of Business that involves aggregate payments hereafter to or by any Company or any Subsidiary of more than $100,000.

(b)           Each lease, agreement or contract required to be disclosed pursuant to Section 3.12(a) is a valid and binding agreement of the relevant Company or Subsidiary, as the case may be, and is in full force and effect, and none of the Companies, the Subsidiaries or, to the Knowledge of Seller, any other party thereto is in default or breach in any respect under the terms of any such lease or agreement, and no event has occurred that, with the passing of time or the giving of notice would result in a default or breach of any such contract, lease or agreement, or allow for termination or cancellation thereof, except for any such defaults or breaches which have not had and which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither Seller nor any of its Affiliates has received any written notice from any party to such lease, agreement or contract of any intention to terminate, cancel or otherwise fail to perform any obligations of such party under any such lease, agreement or contract.

Section 3.13.  Litigation.  Except as disclosed on Schedule 3.13, there are no actions, suits, investigations, proceedings or claims pending before any Governmental Authority against, or to the Knowledge of Seller, threatened against or affecting, any Company, any Subsidiary or any of their respective properties or any Employee Plan (other than routine audits or routine claims for benefits) which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin or materially delay the transactions contemplated by this Agreement.

Section 3.14.  Compliance with Laws and Court Orders.  None of the Companies, any Subsidiary or any Employee Plan is in violation of any applicable Law, except for violations which have not had and which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.15.  Properties.  Schedule 3.15 sets forth, and identifies as such, all real property owned or leased by any Company or any Subsidiary.  Except as set forth on Schedule 3.15, there are no leases, subleases, licenses, options or other agreements granting to any party the right of occupancy or ownership of any portion of the real property owned by any Company or any Subsidiary.  The Companies and the Subsidiaries have good title to, or in the case of leased property and assets have valid leasehold interests in, all property and assets (whether real, personal, tangible or intangible) reflected on the Balance Sheet or acquired after the Balance Sheet Date and material to the Companies and the Subsidiaries, taken as a whole, except for inventory and obsolete equipment sold since the Balance Sheet Date in the Ordinary Course of Business or in accordance with Section 5.01.  The assets and properties owned, leased or licensed by the Companies and the Subsidiaries are sufficient for the conduct of the businesses of the Companies and the Subsidiaries as presently conducted.  None of such property or assets is subject to any Lien, except for Permitted Liens.

Section 3.16.  Intellectual Property.  (a)  Except as set forth in item 1 of Schedule 3.16, the Companies and the Subsidiaries have ownership or valid and legally enforceable rights to use, free and clear of all Liens (other than Permitted Liens), all material Intellectual Property Rights used or held for use by any Company or any Subsidiary and necessary for the conduct of the business of the Companies and the Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           No Company Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by any Company or any Subsidiary or restricting the licensing thereof by any Company or any Subsidiary to any Person, except for any judgments, injunctions, orders, decrees or agreements which do not, individually or in the aggregate, have a Material Adverse Effect.  Except as set forth in Schedule 3.16, to the Knowledge of Seller, (i) no Person is infringing on or violating any Company Intellectual Property Rights, and (ii) no Company nor any Subsidiary is infringing on or violating the Intellectual Property Rights of any other Person.

(c)           The consummation of the transactions contemplated by this Agreement, with or without the giving of notice or the lapse of time or both, do not and will not trigger any provision under any license agreement with respect to Company Intellectual Property Rights to permit the termination of such agreement by the licensor, permit the renegotiation of any terms, including without limitation the amount of any commission, royalty or other fee(s) payable under such agreement, restrict, in any material way, the use of such Company Intellectual Property Rights in the business subsequent to the Closing Date, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)           Each Company and Subsidiary has taken reasonable steps necessary to protect such Company’s or Subsidiary’s rights in all material trade secrets, know-how or other confidential or proprietary information of such Company or such Subsidiary by limiting the disclosure and use of such information pursuant to appropriate confidentiality agreements, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)           Prior to the date hereof, the Companies and the Subsidiaries have not (i) infringed upon or violated any valid and enforceable claim of the patent referred to in Item 2 of Schedule 3.16 (the “Subject Patent”), or (ii) manufactured, produced or sold the product referred to in Item 3 of Schedule 3.16 (the “Subject Product”), other than the manufacture and production of prototypes or display units of such product.

Section 3.17.  Insurance Coverage.  Schedule 3.17 sets forth all insurance policies and fidelity bonds of the Companies and the Subsidiaries.  Seller has made available to Buyer true and complete copies of all insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Companies and the Subsidiaries.  There are no material claims by any Company or any Subsidiary pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.  The insurance policies and bonds set forth on Schedule 3.17 (i) are in full force and effect and, to the Knowledge of Seller, are free from any right of termination on the part of the insurance carriers, (ii) except as set forth on Schedule 3.17, all premiums due with respect thereto have been paid or, with respect to the premiums not yet due, accrued by Seller, (iii) no written notice of termination or cancellation has been received with respect to any such policy and (iv) no written notice has been received with respect to any material changes that are required in the conduct of the business of any Company or any Subsidiary as a condition to the continuation of coverage under, or renewal of, any such policy.  With respect to “occurrence” based policies, (i) there are no lapses in historical insurance coverage, (ii) current and historical limits of liability have not been exhausted and (iii) each of the Companies is a named insured party.

Section 3.18.  Finders’ Fees.  Except for Credit Suisse First Boston Corporation, whose fees will be paid by Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any Company or any Subsidiary or any of their respective Affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.19. Employees.  Schedule 3.19 sets forth a true and complete list of the names, titles, current annual salaries and most recent bonuses paid for all officers of the Companies and the Subsidiaries and all other current employees, in each case whose annual base salary exceeds $100,000.  No Company or Subsidiary is a party to any collective bargaining or other labor agreement with respect to any Employees with any union, labor association, workers counsel or similar organization.  No Company or Subsidiary has received written notice of, or to the Knowledge of Seller has experienced, any attempt by a union, labor association, workers counsel or similar organization (or any representative thereof) to make any of the Companies or any Subsidiary conform with the demands of organized labor relating to any Employees or to enter into any agreement with any such union, labor association, workers counsel or similar organization.  There is no strike or unfair labor practice pending or, to the Knowledge of Seller, threatened against any Company or Subsidiary.

Section 3.20.  Employee Benefit Plans.  (a) Seller has provided to Buyer a list of and copies of each material “employee benefit plan”, as defined in Section 3(3) of ERISA, each material employment, severance or similar contract, plan arrangement or policy and each other material plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by any Company or any ERISA Affiliate and covers any Employee (or any dependent or beneficiary thereof) or any current or former director or independent contractor of any Company or any Subsidiary (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Buyer together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, prepared in connection with any such plan or trust.  Such plans are referred to collectively herein as the “Employee Plans”.

Schedule 3.20(a) contains a correct and complete list identifying each Employee Plan.

(b)           None of the Companies, any ERISA Affiliate or any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.

(c)           None of the Companies, any ERISA Affiliate or any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(d)           Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination letter from the Internal Revenue Service and all amendments to any such Employee Plan for which the remedial amendment period (as defined in Section 401(b) of the Code and applicable regulations) has expired are covered by a favorable determination letter from the Internal Revenue Service and, to the Knowledge of Seller, no fact or circumstance exists giving rise to a material likelihood that such Employee Plan would not be treated as so qualified by the Internal Revenue Service.  Seller has provided to Buyer copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan.  Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by all applicable Laws (including but not limited to ERISA and the Code), except for such terms and requirements which have not had and which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)           None of the Companies nor any Subsidiary has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for Employees, except as required to avoid excise tax under Section 4980B of the Code.

(f)            Except as set forth on Schedule 3.20(f), no Employee will become entitled to any bonus, retirement, severance, job security or similar benefit or any accelerated or enhanced payment or benefit as a result of the transactions contemplated by this Agreement.

(g)           There is no contract, plan or arrangement (written or otherwise) covering any Employee that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

(h)           Any Employee Plan that has been adopted or maintained by any Company or any Subsidiary principally for the benefit of Employees outside the United States (“International Plan”) has been maintained in all material respects with its terms and conditions and in all material respects with all applicable Laws (including without limitation any special provisions relating to the tax status of contributions to, earnings of, or distributions from such International Plans where the applicable International Plan was intended to have such tax status).  With respect to each International Plan, all employer and employee contributions have been made or, if applicable, accrued in accordance with applicable accounting practices.  Each International Plan that is required to be registered with any governmental entity or regulatory authority has been so registered and has been maintained in good standing with all applicable governmental entities and regulatory authorities, except such terms, conditions and requirements which have not had and which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(i)            There have been no prohibited transactions (within the meaning of Section 406 of ERISA or 4975 of the Code) with respect to any Employee Plan.  No fiduciary (within the meaning of Section 3(21) of ERISA) has any material liability for breach of fiduciary duty or for any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Plan.  There have been no acts or omissions by any person with respect to any Employee Plan that have given rise to, or could reasonably be expected to give rise, to any material liability under Section 502 of ERISA.

(j)            None of the Companies or any of the Subsidiaries maintains or otherwise has any liability with respect to any deferred compensation, excess benefit or other non-qualified supplemental retirement plan, program or arrangements.

Section 3.21.  Environmental Matters.  Except as disclosed on Schedule 3.21 or except as to matters which have not had and which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)           there are no Environmental Claims pending or, to the Knowledge of Seller, threatened, in each case relating to any Company or any Subsidiary;

(b)           each Company and each Subsidiary possess all permits, licenses, authorizations or consents (“Permits”) necessary for its operations to comply with all applicable Environmental Laws and are in compliance with the terms of such Permits and all such Permits are listed on Schedule 3.21;

(c)           there have been no written environmental audits, reports, analyses, studies, investigations or assessments conducted within the past five years by, or on behalf of, Seller, any Company or any Subsidiary of any property currently owned or leased by any Company or any Subsidiary that has not been made available to Buyer prior to the date hereof;

(d)           The business and operations, and the owned, operated or leased property of any Company or any Subsidiary are currently in compliance with all Environmental Laws and have been in compliance for the past 5 years with all Environmental Laws;

(e)           There has been no Release of Hazardous Materials which resulted, or could reasonably be expected to result, in a required Remedial Action by any Company or any Subsidiary, and neither any Company nor any Subsidiary is currently conducting, or can reasonably be expected to need to conduct, any Remedial Action;

(f)            None of any Companies or any Subsidiaries (i) has received any written request for information, or has been notified that it is a potentially responsible party, under CERCLA or any similar state law or (ii) has been, or is reasonably likely to be, subject to any Environmental Costs or Liabilities arising under or pursuant to CERCLA or any similar state law; and

(g)           None of any Companies or any Subsidiaries has created or assumed any liabilities, guaranties, obligations or indemnifications under any consent decree, settlement agreement or contract with any third party, including any Governmental Authority, related to any actual or potential Environmental Costs and Liabilities.

Except as set forth in this Section 3.21, no representations or warranties are being made with respect to environmental matters.

Section 3.22.  Taxes.  (a)  All material Tax returns, statements, reports, elections, declarations, disclosures, schedules and forms (including estimated tax or information returns and reports) filed or required to be filed with any Taxing Authority with respect to any Pre-Closing Tax Period by or on behalf of any Company or any Subsidiary (collectively, the “Returns”), have, to the extent required to be filed on or before the date hereof, been filed when due in accordance with all applicable laws.  As of the time of filing, the Returns were true and complete in all material respects.  All material Taxes of the Companies and the Subsidiaries have been timely paid, or withheld and remitted to the appropriate Taxing Authority.

(b)           No member of the Seller Group has granted any extension or waiver of the statute of limitations period applicable to any Return, which period (after giving effect to such extension or waiver) has not yet expired.  There is no audit now pending against or with respect to any Company or any Subsidiary nor is there any audit pending against or with respect to any member of the Seller Group in respect of any material Tax or material Tax Asset of the Seller Group.  No adjustment that would materially increase the Tax liability, or materially reduce any Tax Asset, of any Company or any Subsidiary has been made or proposed by a Taxing Authority during any audit of a Pre-Closing Tax Period that is reasonably expected to be made or proposed in an audit of any subsequent Pre-Closing Tax Period or Post-Closing Tax Period.  There are no requests for rulings or determinations in respect of any material Tax or material Tax Asset pending between any Company or any Subsidiary and any Taxing Authority.  None of the Companies, the Subsidiaries, or any member of the Seller Group has received a tax opinion with respect to any transaction relating to any Company or any Subsidiary, other than a transaction in the Ordinary Course of Business.

(c)           (i)  Schedule 3.22(c) contains a list of each jurisdiction (whether foreign or domestic) in which any Company or any Subsidiary has filed a Federal Income Tax Return, a Combined Income Tax Return or a Separate Income Tax Return during the five-year period ending on the date hereof; and (ii) no jurisdiction other than a jurisdiction listed on Schedule 3.22(c) has asserted, during the five-year period ending on the date hereof, that any Company or any Subsidiary owes a Federal Income Tax, a Combined Income Tax or a Separate Income Tax to a Taxing Authority within such jurisdiction.

(d)           None of the Companies or any Subsidiary has been a member of an affiliated, consolidated, combined or unitary group other than one of which Seller was the common parent.  None of Seller, the Companies or any Subsidiary has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of any Company or any Subsidiary affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(e)           None of the Companies, the Subsidiaries or any member of the Seller Group is a party to any understanding or arrangement described in Section 6111(d) or Section 6662(d)(2)(C)(iii) of the Code.  During the five-year period ending on the date hereof, none of the Companies or any Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.  None of Seller, any Company or any Subsidiary is a party to any transaction, understanding or arrangement that qualifies as a “reportable transaction” under Treasury Regulations Section 1.6011-4T(b).

(f)            Except as set forth on Schedule 3.22(f), (i) no election has been made under Treasury Regulations Section 301.7701-3 or any similar provision of Tax law to treat any Company or any Subsidiary as an association, corporation or partnership; (ii) none of the Companies nor any Subsidiary, is disregarded as an entity for Tax purposes; (iii) none of Seller, any Company, any Subsidiary, or any other person on behalf of any Company or any Subsidiary, has entered into any agreement or consent pursuant to Section 341(f) of the Code.

(g)           None of the assets of any Company or Subsidiary is property required to be treated as being owned by any other person pursuant to the “safe harbor lease” provisions of former Section 168(f)(8) of the Code.  None of the assets of any Company or Subsidiary directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code.  None of the assets of any Company or Subsidiary is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(h)           No Company or Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code or any comparable provision of state or foreign tax laws by reason of a change in accounting method or otherwise that would result in a material income inclusion for such Company or Subsidiary in any Post-Closing Tax Period.

(i)            No Company or Subsidiary will be required to include any material item of taxable income or exclude any material item of deduction in a Post-Closing Tax Period as a result of an intercompany transaction, as defined in Treasury Regulations Section 1.1502-13, entered into by such entity in a Pre-Closing Tax Period.

(j)            No Company or Subsidiary has entered into an installment sale or open transaction in a Pre-Closing Tax Period that will result in a material Tax liability or materially reduce any Tax Asset of such entity in a Post-Closing Tax Period.

(k)           Except as set forth on Schedule 3.22(k), no Company or Subsidiary is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement.

Section 3.23.  Arrangements With Buyer.  No representations or warranties shall be deemed to have been made with respect to any relationship, arrangement, transaction, or agreement of any kind with Buyer or any of its Affiliates.

Section 3.24.  Permits.  (a) The Companies and the Subsidiaries have all material local, state and federal governmental licenses, permits, registrations, certificates, contracts, consents, accreditations and approvals (collectively, the “Licenses and Permits”) necessary to operate and conduct their businesses as presently conducted, except for Licenses and Permits the failure of which to have could not reasonably be expected to have a Material Adverse Effect.  No Company or Subsidiary is in violation of any of the Licenses and Permits, except for violations which have not had and which are not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           To the Knowledge of Seller, as of the date of this Agreement, (i) each Company and each Subsidiary has all of the Parts Manufacturer Approvals (“PMA”) and repair stations facilities certificates from the Federal Aviation Administration or the Department of Transportation needed to conduct its business as presently conducted and (ii) no competitor of any Company or any Subsidiary has obtained a PMA for any material product that competes in any material respect with any material product currently offered by any Company or any Subsidiary that is material to the business of such Company or Subsidiary.

Section 3.25.  Accounts Receivable.  The accounts and notes receivable reflected on the Balance Sheet (except to the extent collected since the Balance Sheet Date) arose in the Ordinary Course of Business.  Such accounts and notes receivable have been determined in accordance with GAAP consistently applied, and no additional performance is required on the part of any Company or any Subsidiary for such accounts and notes receivables to be recognized as such in accordance with GAAP.

Section 3.26.  Inventory.  Each Company and each Subsidiary has good title to its inventory free and clear of Liens, except for Permitted Liens.  The inventory reflected on the Balance Sheet has been determined in accordance with GAAP consistently applied.

Section 3.27.  WARN Act.  No Company or Subsidiary has within the 180 days immediately preceding the date hereof, effectuated a “plant closing” or “mass layoff” as defined in the Workers Adjustment and Retraining Notification (“WARN”) Act, or any analogous U.S. state or U.S. local Law affecting in whole or in part any facility, site of employment, operating unit or employees of any Company or any Subsidiary, without fully complying with the WARN Act or any analogous U.S. state or U.S. local law.  No Specified Layoff has occurred during the 90 days immediately preceding the date hereof.  For purposes of this Section 3.27, “Specified Layoff” means a reduction in force which results in employment loss by at least 45 Employees at a single site of employment during any 30 day period.

Section 3.28.  Product Liability.  (a) Each of the products produced or sold by each Company and each Subsidiary is, and at all times up to and including the sale thereof by any Company or any Subsidiary has been, (i) in compliance in all material respects with all applicable Laws, (ii) in conformity in all material respects with any warranties made in any written materials accompanying such product or in connection with its sale and (iii) fit for the ordinary purpose for which such product is intended to be used.  No Company or Subsidiary has received written notice of, and Seller has no Knowledge of, any claim based on any product warranty.

(b)           No Company or Subsidiary has committed any act, and there has been no omission, which would reasonably be expected to result in, and there has been no occurrence which would reasonably be expected to give rise to, product liability or liability for breach of warranty on the part of any Company or any Subsidiary with respect to products designed, manufactured, assembled or sold prior to or on the Closing Date, except for any such liabilities which would not have a Material Adverse Effect. There are no product warranties applicable to products sold by the Companies and the Subsidiaries except the express warranties which are set forth in written agreements between the applicable Company or Subsidiary and its customers and such warranties as are imposed by applicable Law. Each of such products bears such warnings and, when delivered, instructions, as are required by applicable Laws.

(c)           No Company or Subsidiary has received any statements, citations, decisions or orders by any Governmental Authority stating that any product produced or sold by any Company or Subsidiary is defective or unsafe or fails to meet any product warranty or any standards promulgated by any such Governmental Authority.  No products produced or sold by any Company or Subsidiary have been subject to any material recall.

(d)           No Company or Subsidiary uses or has used any asbestos or asbestos containing material in its manufacturing operations or processes, including but not limited to the use of asbestos as a raw material.

(e)           To the extent that any representation or warranty of Seller contained in this Section 3.28 relates to any Company or Subsidiary at any time prior to Seller’s direct or indirect ownership of such Company or Subsidiary, such representation or warranty shall be deemed to be made to Seller’s Knowledge.

Section 3.29.  No Other Representations.  Seller is an informed and sophisticated party and has engaged expert advisors experienced in transactions of the type contemplated by this Agreement. Seller hereby acknowledges and affirms that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby it has relied solely on the representations, warranties and covenants of the Buyer contained in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date that:

Section 4.01.  Corporate Existence and Power.  Buyer is duly formed, validly existing and in good standing under the laws of the State of Delaware and has all powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02.  Corporate Authorization.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within Buyer’s corporate powers and have been duly authorized by all necessary corporate action on the part of Buyer.  This Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors rights and to general equity principles.

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any governmental body, agency or official other than (i) compliance with any applicable requirements of the HSR Act; (ii) compliance with any applicable requirements of the 1934 Act and (iii) any such action or filing as to which the failure to make or obtain would not materially adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 4.04.  Noncontravention.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any applicable Law, (iii) other than any consents that have been obtained, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any Lien on any material asset of Buyer.

Section 4.05.  Financing.  Buyer has received, and furnished to Seller a copy of, all of the commitment letters and the accompanying term sheets (the “Commitment Letters”) from financing sources set forth in Schedule 4.05.  The aggregate proceeds of the financing to be provided thereunder will be in an amount sufficient to acquire the Shares and to pay all fees and expenses incurred by Buyer in connection with the transactions contemplated by this Agreement and the Commitment Letters.  As of the date hereof, the Commitment Letters are in full force and effect and Buyer knows of no facts or circumstances that are reasonably likely to result in any such commitment not being funded or in any condition set forth in any Commitment Letter not being satisfied.

Section 4.06.  Purchase for Investment.  Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

Section 4.07.  Litigation.  There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 4.08.  Finders’ Fees.  Except for the fees of Odyssey Investment Partners, LLC, whose fees will be paid by Buyer or, if the Closing occurs, by one or more of the Companies (after the Closing), there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.09.  Inspections; No Other Representations.  Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Companies and the Subsidiaries as contemplated hereunder.  Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.  Buyer will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary.  Buyer hereby acknowledges and affirms that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby it has relied solely on (A) its own investigation of the Companies and (B) the representations, warranties and covenants of the Seller contained in this Agreement.  Seller acknowledges and agrees that Buyer’s inspection shall not be asserted as defense against Buyer or its Affiliates in any proceeding alleging, or otherwise limit the rights of Buyer and its Affiliates (pursuant to Section 11.02 or otherwise) with respect to, any breach of any representation or warranty expressly set forth in this Agreement.  Buyer acknowledges that none of Seller or any of its Affiliates, counsel, advisors, accountants or other representatives makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any Companies or any Subsidiaries or the future business and operations of any Companies or any Subsidiaries or (ii) any other information or documents made available to Buyer or its counsel, advisors, accountants or other representatives with respect to any Companies or any Subsidiaries or their respective businesses or operations, except as expressly set forth in this Agreement.

ARTICLE 5

COVENANTS OF SELLER

Seller agrees that:

Section 5.01.  Conduct of the Companies and the Subsidiaries.  From the date hereof until the Closing Date, Seller shall cause each Company and each Subsidiary to maintain its corporate existence, conduct its business in the

Ordinary Course of Business and to use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.  Without limiting the generality of the foregoing, from the date hereof until the Closing Date, Seller will not permit any Company or any Subsidiary to:

(a)           adopt or propose any change in its Organizational Documents;

(b)           acquire a material amount of assets from any other Person; except (i) pursuant to existing contracts or commitments disclosed on Schedules hereto or (ii) otherwise in the Ordinary Course of Business;

(c)           sell, lease, license or otherwise dispose of any material assets or property except (i) pursuant to existing contracts or commitments disclosed on Schedules hereto or (ii) sales of inventory or obsolete equipment in the Ordinary Course of Business;

(d)           declare, set aside or pay any dividend or other distribution with respect to any Equity Securities, or repurchase, redeem or otherwise acquire any of its Equity Securities;

(e)           amend any term of any of its outstanding securities;

(f)            incur, assume or guarantee any Indebtedness other than any Indebtedness owed to Parent, Seller or any of its subsidiaries;

(g)           make any loan, advance or capital contributions to or investment in any other Person other than (i) to Parent, Seller or any of its subsidiaries in the Ordinary Course of Business or (ii) loans or advances to employees in the Ordinary Course of Business;

(h)           adopt, propose or enter into any (A) employment, deferred compensation, severance, retirement or other similar agreement with any director, officer or employee of such Person (or any amendment to any such existing agreement), (B) grant of any severance or termination pay to any director, officer or employee of such Person, or (C) change in compensation, benefit plans or other benefits payable to any director, officer or employee of such Person pursuant to any severance or retirement plans or policies thereof or compensation increases for employees, directors, officers, consultants or agents, in each case other than to or for any non-executive employee in the Ordinary Course of Business;

(i)            shut down any manufacturing facility;

(j)            make any material change in any method of accounting or accounting practice by any Company or any Subsidiary, except for any such change required by reason of a concurrent change in GAAP;

(k)           increase in any material way any payments, discount activity or any other consideration to customers or suppliers, other than in the Ordinary Course of Business;

(l)            alter its structure or existence through merger, liquidation, reorganization or restructuring of the corporate structure or ownership;

(m)          make any payment, discharge or satisfaction of any material liability, other than in the Ordinary Course of Business;

(n)           settle or compromise (i) any litigation or (ii) the matters set forth in Items 3 and 4 of Schedule 3.09;

(o)           make any material changes or amendments to any contract or agreement listed on any Schedule hereto;

(p)           (i) infringe upon or violate any valid and enforceable claim of the Subject Patent or (ii) manufacture, produce, market or sell the Subject Product; or

(q)           agree or commit to do any of the foregoing.

Section 5.02.  Access to Information.  (a) From the date hereof until the Closing Date, Seller will (i) give, and will cause each Company and each Subsidiary to give, Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Companies and the Subsidiaries and to the books and records of Seller relating to the Companies and the Subsidiaries, (ii) furnish, and will cause each Company and each Subsidiary to furnish, to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to any Company or any Subsidiary as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Seller or any Company or any Subsidiary to cooperate with Buyer in its investigation of any Company or any Subsidiary. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller, the Companies and the Subsidiaries.  Notwithstanding the foregoing, Buyer shall not have access to any personnel records relating to individual performance or evaluation records, medical histories or other information that in Seller’s good faith opinion is sensitive or the disclosure of which could reasonably be expected to subject Seller, or any Company or any Subsidiary to risk of liability and Buyer shall not be entitled to conduct any invasive sampling or testing with respect to the properties of any Person.

(b)           Buyer shall bear all of the out-of-pocket costs and expenses (including, without limitation, Buyer’s attorneys’ fees, but excluding reimbursement for general overhead, salaries, expenses and employee benefits of Seller, any Company or any Subsidiary) reasonably incurred in connection with the foregoing.

Section 5.03.  Notices of Certain Events.  (a) Seller shall promptly notify Buyer of:

(i)            any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii)           any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement;

(iii)          any actions, suits, claims, investigations or proceedings commenced relating to Seller, any Company or any Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.13;

(iv)          the occurrence of a Material Adverse Effect, or any event that could reasonably be expected to cause a Material Adverse Effect; and

(v)           any event, notice or occurrence that would reasonably be expected to result in the failure of any condition set forth in Section 10.01 or Section 10.02 hereof to be satisfied;

provided that any such notification pursuant to this Section 5.03 shall not be deemed to cure, or to relieve Seller of any liability or obligation with respect to any breach of, or failure to satisfy any, representation, warranty, covenant or agreement hereunder.

Section 5.04.  Resignations.  At or prior to the Closing, Seller will deliver to Buyer the resignations of (i) all directors of each Company and each Subsidiary and (ii) all officers of each Company and each Subsidiary who, upon consummation of the Closing, are not current Employees, in each case, from their positions with such Company or such Subsidiary at or prior to the Closing Date.

Section 5.05.  Taxes.  Without the prior written consent of Buyer, neither Seller nor any Affiliate of Seller shall, to the extent it may affect or relate to any Company or any Subsidiary, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or materially reducing any Tax Asset of any Company or any Subsidiary with respect to a Post-Closing Tax Period.

Section 5.06.  Intercompany Accounts.  All intercompany accounts between Parent, Seller or any of its subsidiaries (other than Company or any Subsidiary), on the one hand, and any Company or any Subsidiary, on the other hand, remaining unpaid as of the Closing Date shall be repaid or canceled as determined by Seller (irrespective of the terms of payment of such intercompany accounts), and if canceled shall be canceled in a manner designed to minimize any tax consequences associated with such cancellation; provided that any liabilities of any Company or any Subsidiary for Taxes resulting from such repayment or cancellation will be deemed Buyer Tax Losses for purposes of Section 8.06.

Section 5.07.  No-Shop.  Seller shall not, and shall cause the Companies and the Subsidiaries, and their respective shareholders, members, managers, directors, officers, employees and representatives (including, without limitation, investment bankers, attorneys and accountants) not to, directly or indirectly, through any agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or encourage any inquiries or proposals or offers by, provide information to, or otherwise cooperate in any other way with, any Person or group, other than Buyer, concerning (i) any sale of all or any material portion of the assets (other than as otherwise permitted under this Agreement) or the business of, or of any shares or equity securities in, any Company or any Subsidiary, (ii) any merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving any Company or any Subsidiary or (iii) any transaction that would have an effect similar to the transactions described in (i) or (ii) (each such transaction being referred to herein as a “Proposed Acquisition Transaction”).  Seller hereby represents that it is not now engaged in discussions or negotiations with any Person other than Buyer with respect to any Proposed Acquisition Transaction.  Seller shall not, and shall cause the Companies and the Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which they (or any of them) are a party in connection with any Proposed Acquisition Transaction.  If Seller, any Company or any Subsidiary receives any inquiry relating to any Proposed Acquisition Transaction, Seller shall promptly notify the Buyer if any offer is made (including the terms of such offer) or if any discussions or negotiations are sought to be initiated with respect to any Proposed Acquisition Transaction.

Section 5.08.  Confidentiality.  From and after the Closing, Seller will, and will cause its Affiliates to, hold, and will use its commercially reasonable efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents (“Representatives”) to hold, in confidence, except to the extent compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Companies and the Subsidiaries, including any confidential documents and information disclosed pursuant to Section 6.02, except to the extent that such information can be shown to have been (i) in the public domain through no fault of Seller or any of its Affiliates or (ii) lawfully acquired by Seller or any of its Affiliates after the Closing Date from sources which, to Seller’s Knowledge, are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; provided that Seller may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement, any matter relating to this Agreement or its rights and obligations hereunder or thereunder or any period ending on or before the Closing Date so long as such Persons are informed by Seller of the confidential nature of such information and are directed by Seller to treat such information confidentially.  Seller shall be responsible for any failure to treat such information confidentially by such Persons.  The obligation of each Person to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.  If Seller or any of its Affiliates or Representatives are compelled to disclose any such information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing.

ARTICLE 6

COVENANTS OF BUYER

Buyer agrees that:

Section 6.01.   Confidentiality. (a) Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will comply with all of the obligations of TransDigm Inc. under the confidentiality agreement dated November 21, 2002 between Seller and TransDigm Inc. (the “Confidentiality Agreement”) to the full extent of such obligations as if Buyer was a party to and duly executed such Confidentiality Agreement.  From and after the Closing, Buyer and its Affiliates will hold, and will use their commercially reasonable efforts to cause their respective Representatives to hold, in confidence, except to the extent compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information relating to Seller and its Affiliates (other than any Company or any Subsidiary) furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Buyer, (ii) in the public domain through no fault of Buyer or (iii) later lawfully acquired by Buyer from sources other than Seller or any Company or any Subsidiary which, to Buyer’s knowledge are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors, lenders and agents in connection with the transactions contemplated by this Agreement so long as such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially.  Buyer shall be responsible for any failure to treat such information confidentially by such Persons.  The obligation of each Person to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.  If this Agreement is terminated, Buyer and its Affiliates will, and will use their commercially reasonable efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Seller, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from Seller, any Company or any Subsidiary, their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with this Agreement that are subject to such confidence.  If Buyer or any of its Affiliates or Representatives are compelled to disclose any such information by judicial or administrative process or by other requirements of law, Buyer shall promptly notify Seller in writing.

(b)           At the time of the Closing, the Confidentiality Agreement will terminate; provided that such termination will not affect any rights that any party thereto may have with respect to a breach of the Confidentiality Agreement which occurred prior to the Closing Date.

Section 6.02.  Access.  Buyer will cause each Company and each Subsidiary, on and after the Closing Date, to afford promptly to Seller and its agents reasonable access to their offices, properties, books, records, employees and auditors solely to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access by Seller and its agents shall not unreasonably interfere with the conduct of the business of Buyer.

Section 6.03.  Trademarks; Tradenames.  From and after the date that is twelve months after the Closing, Buyer shall not, and shall not permit any of its Affiliates to, use any of the marks or names set forth on Schedule 6.03.

Section 6.04.  Taxes.  Buyer covenants that, except as required to comply with applicable law, it will not, and will not cause or permit any Company, any Subsidiary or any Affiliate of Buyer to, (i) take any action on the Closing Date other than in the Ordinary Course of Business, including but not limited to the distribution of any dividend or the effectuation of any redemption that could give rise to any Tax liability or reduce any Tax Asset of the Seller Group or give rise to any loss of Seller or the Seller Group under this Agreement, (ii) make any election or deemed election under Section 338 of the Code or any comparable provision under applicable law with respect to the transactions contemplated by this Agreement, or (iii) make or change any Tax election that affects any Pre-

Closing Tax Period or amend any Return that was filed with respect to any Pre-Closing Tax Period, in either such case that results in any materially increased Tax liability or material reduction of any Tax Asset of Seller or the Seller Group in respect of any Pre-Closing Tax Period.

Section 6.05.  Notices of Certain Events.  Buyer shall promptly notify Seller of any event, notice or occurrence that would reasonably be expected to result in the failure of any condition set forth in Section 10.01 or 10.03 hereof to be satisfied; provided that any such notification pursuant to this Section 6.05 shall not be deemed to cure, or to relieve Buyer, of any liability or obligation with respect to any breach of, or failure to satisfy any, representation, warranty, covenant or agreement hereunder.

ARTICLE 7

COVENANTS OF BUYER AND SELLER

Buyer and Seller agree that:

Section 7.01.  Further Assurances.  Subject to the terms and conditions of this Agreement, Buyer and Seller will use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.  Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause each Company and each Subsidiary, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.  If Seller, Buyer or any Company determines that any material assets or property (other than cash or cash equivalents) have been used or held for use by any Company or any Subsidiary primarily in the operation of the business of such Company or Subsidiary prior to the Closing but are in fact owned or leased by Parent or Seller or any of their respective Affiliates (other than any Company or any Subsidiary), then, prior to the Closing, Seller shall cause any such assets or properties to be assigned or otherwise transferred to the appropriate Company or Subsidiary, without any payments by such Company or Subsidiary.

Section 7.02.  Certain Filings.  (a) Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

(b)           Each of Buyer and Seller shall use commercially reasonable efforts to cooperate in all respects with each other, and to keep the other party informed in all material respects with respect to any communication given or received, in connection with any filing, submission, investigation or proceeding relating to the transactions contemplated hereby.

(c)           Each of Buyer and Seller agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act.

(d)           If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit or proceeding is instituted or threatened by any governmental authority or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law, each of Buyer and Seller shall use its commercially reasonable efforts promptly to resolve such objections; provided that none of Seller, Buyer or any of their respective Affiliates shall have any obligation to hold separate or divest any material property or assets, expend significant funds or defend against any lawsuit, action or proceeding, judicial or administrative, challenging this Agreement or the transactions contemplated hereby.

Section 7.03.  Public Announcements.  The parties agree to consult with each other as to the form and substance of any press release or public statement with respect to this Agreement or the transactions contemplated hereby before issuing such press release or making such public statement and, except for any press releases and public announcements the issuance or making of which may be required by applicable law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 7.04.  Non Solicitation/Noncompetition.  (a)  Each of the parties agrees that for a period of two full years from and after the Closing Date, neither it nor any of its direct or indirect Majority-Owned Subsidiaries shall employ or solicit, or receive or accept the performance of services by, any employee of the other party or its Majority-Owned Subsidiaries; provided that this Section 7.04(a) shall not prohibit or restrict any party from hiring any such employee who independently responds to general advertising or solicitations not targeted, directly or indirectly, at any such employee.

(b)           Parent agrees that, prior to the fifth anniversary of the Closing Date (the “Termination Date”), neither it nor any of its Majority-Owned Subsidiaries (other than the Companies and the Subsidiaries) (collectively, the “DeCrane Group”) shall engage, either directly or indirectly, in Avtech Competitive Activities, Tri-Star Competitive Activities or ADS Competitive Activities;

provided that nothing herein shall prohibit the DeCrane Group from acquiring any Person having, at the time of such acquisition, (i) annual revenues (based on its most recent annual financial statements) of (A) not more than the lesser of $2,000,000 and 33% of such annual revenues attributable to Avtech Competitive Activities and (B) not more than $500,000 of such annual revenues attributable to any of (x) lighting, (y) Selcal or (z) cockpit and flight-deck audio (in any such case, as individual product lines, to the extent included in Avtech Competitive Activities), (ii) annual revenues (based on its most recent annual financial statements) of not more than the lesser of $2,000,000 and 33% of such annual revenues attributable to Tri-Star Competitive Activities, and (iii) annual revenues (based on its most recent annual financial statements) of not more than the lesser of $500,000 and 33% of such annual revenues attributable to ADS Competitive Activities; provided further that if, following any such acquisition, the annual revenues derived by the DeCrane Group for any fiscal year (A) from Avtech Competitive Activities exceeds $2,000,000, (B) from any of (x) lighting, (y) Selcal or (z) cockpit and flight-deck audio (in any such case, as individual product lines, to the extent included in Avtech Competitive Activities) exceeds $500,000, (C) from Tri-Star Competitive Activities exceeds $2,000,000 or (D) from ADS Competitive Activities exceeds $500,000, the DeCrane Group shall, within 12 months after the end of such fiscal year (if such 12 month period ends prior to the Termination Date), dispose of or otherwise discontinue such activities to cause its annual revenues derived from such activities to be less than such amounts.  This Section 7.04(b) shall cease to be binding on Parent or Seller (but not such Person’s Majority-Owned Subsidiaries at the time of the applicable Change of Control) if a Change of Control occurs with respect to such Person (unless such Person, immediately prior to such Change of Control, conducts any material activities except those of a holding company with respect to ownership interests in other Persons).

(c)           If any provision contained in this Section 7.04 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.  It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable law.

Section 7.05.  Insurance. (a) To the extent Parent, Seller, any Company or any Subsidiary shall be entitled, under the terms and conditions of its

“occurrence” based insurance policies in effect on the date hereof, to coverage for losses suffered by any Company or any Subsidiary after the Closing arising out of any occurrences covered by such policies occurring prior to the Closing, Parent shall, and shall cause its subsidiaries to, use such efforts and take such actions to recover such losses on behalf of such Company or such Subsidiary pursuant to such policies as it would use or take in conducting its own businesses in the ordinary course if such losses were suffered by Parent or any of its subsidiaries, and shall deliver the proceeds thereby recovered to such Company or such Subsidiary.  In the event of any dispute regarding the date of any loss or occurrence, the terms of the applicable insurance policy shall govern.  Parent shall continue to maintain such insurance policies, to the extent they apply on the date hereof to the Companies and the Subsidiaries, in full force and effect (and without any amendment that would be adverse, in any material respect, to any Company or any Subsidiary) with respect to occurrences prior to and including the Closing, and Parent shall continue to have each Company as a named insured party under each such policy with respect to occurrences prior to and including the Closing.

(b)           Buyer agrees to pay Parent and its Affiliates promptly upon demand for any and all out-of-pocket costs and expenses (including any fees and expenses of counsel) that may be suffered or incurred by Parent or any of its Affiliates in performing its obligations pursuant to this Section 7.05, as such amounts are suffered or incurred (or in advance if reasonably requested by Seller).  If Buyer does not either (i) pay such amount in full or (ii) deliver to Parent or such Affiliate a written notice (a “Dispute Notice”) that it disputes its obligation hereunder to pay any such amount (which written notice must provide an explanation of the reasons for such dispute), in either case by the end of the 30th day after Parent or any of its Affiliates delivers a written demand for payment of any such costs and expenses (a “Payment Request”), then Parent’s obligations pursuant to this Section 7.05 shall terminate on the 10th day after Parent or such Affiliate delivers a second written demand for payment of such amount unless Buyer either pays such amount in full or delivers a Dispute Notice by the end of such 10th day.  If Buyer timely delivers a Dispute Notice at any time prior to the end of such 10 day period, the applicable dispute shall be resolved in accordance with Section 13.08, except the costs of arbitration shall be paid by the non-prevailing party in such dispute.  If Buyer fails to pay the amount of such award by the end of the 10th day after such award is rendered, Parent’s obligations under this Section 7.05 shall terminate on such 10th day.

(c)           If Buyer delivers a Dispute Notice, the amount of any payment pursuant to Section 7.05(b) shall bear interest from and including the date of the Payment Request to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition in effect from time to time.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding.

(d)           Buyer shall provide, and shall cause each Company and Subsidiary to provide, Parent with all records and other information necessary for the reporting, investigation, negotiation and, if applicable, prosecution of any claim made by Parent pursuant to this Section 7.05.  Any deductible or similar amount that may be payable in respect thereof shall be the responsibility of Buyer.

ARTICLE 8

TAX MATTERS

Section 8.01.  Filing of Returns.  (a) Seller shall prepare and timely file, or cause to be prepared and filed, all Federal Income Tax returns and Combined Income Tax returns required to be filed on or after the Closing Date with respect to any Company or any Subsidiary with respect to any Pre-Closing Tax Period (taking into account any extension of a required filing date).  Seller shall, no later than 15 Business Days prior to the filing date of such tax returns, submit copies of the portions of such returns relating to the Companies or Subsidiaries to Buyer for Buyer’s review.  Seller shall timely pay or cause to be paid all Taxes shown to be due on such tax returns.

(b)           Buyer shall prepare and timely file, or cause to be prepared and timely filed, all other tax returns required to be filed by any Company or any Subsidiary after the Closing Date with respect to any Pre-Closing Tax Period (taking into account any extension of a required filing date).  Except as otherwise required by applicable law, any such return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method and shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent requested by Seller, supporting documentation) at least 15 days prior to the due date (including extensions) of such return for Seller’s consent, which consent shall not be unreasonably withheld or delayed.  Seller shall pay to Buyer, prior to the due date for such returns, the Taxes that relate to the Pre-Closing Tax Period as shown on such returns, determined in the manner provided in Section 8.06(b), except to the extent that such Taxes are reflected as a liability in the calculation of Final Working Capital and not included on the Balance Sheet.

Section 8.02.  Refunds.  Buyer shall promptly pay or cause to be paid to Seller all refunds of Taxes and interest thereon received by Buyer, any Affiliate of Buyer, any Company or any Subsidiary attributable to Taxes paid by Seller or any Affiliate of Seller (or any predecessor or affiliate of the foregoing) with respect to any Pre-Closing Tax Period except to the extent that such refund arises as a result of a carryback of a loss or other Tax benefit from a Post-Closing Tax Period, or to the extent such refund was reflected as an asset in the calculation of Final Working Capital and not included on the Balance Sheet.

Section 8.03.  Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer Tax and any similar Tax) shall be borne and paid 50% by Buyer, and 50% by Seller, and Buyer will file all necessary returns and other documentation with respect to all such Taxes and fees, and, if required by applicable law, Seller will, and will cause Parent and its Subsidiaries to, join in the execution of any such returns and other documentation.  Each of Buyer and Seller will bear 50% of the cost of any such filings.

Section 8.04.  Tax Sharing. Any and all existing Tax indemnity, Tax allocation or Tax sharing agreements between any Company or any Subsidiary and any other member of the Seller Group shall be terminated as of the Closing Date. After such date, none of the Companies, any Subsidiary, Seller or any Affiliate of Seller shall have any further rights or liabilities thereunder.  This Agreement shall be the sole Tax sharing agreement relating to any Company or any Subsidiary for any Pre-Closing Tax Period.

Section 8.05.  Cooperation on Tax Matters.  Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Companies as is reasonably necessary for the filing of any tax return (including any report required pursuant to Section 6043 of the Code and all Treasury Regulations promulgated thereunder), for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed Tax adjustment.  Buyer and Seller agree to retain or cause to be retained all books and records pertinent to the Companies and the Subsidiaries until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority.  Buyer agrees to use its best efforts to cause the Companies and the Subsidiaries to give Seller reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if Seller so requests, cause the Companies and the Subsidiaries to allow Seller to take possession of such books and records.  Buyer and Seller shall cooperate with each other in the conduct of any audit or other proceedings involving any Company or any Subsidiary for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.

Section 8.06.  Indemnification by Seller. (a) Seller and Parent hereby indemnify Buyer and its Affiliates against and agrees to hold each of them harmless from (i) any Federal Income Tax, Combined Income Tax or Separate Income Tax of any Company or any Subsidiary or any income Tax of any member of the Seller Group relating to a Pre-Closing Tax Period and (ii) any Taxes or damages incurred or suffered by Buyer or any of its Affiliates arising out of a breach of any other covenants or agreements contained in this Article 8 (the sum of (i) and (ii) being referred to as a “Buyer Tax Loss”); provided that the term Buyer Tax Loss shall not include, and Seller and Parent shall have no liability for, the payment of any such Tax attributable to or resulting from any action described in Section 6.04, including, without limitation, an election made or deemed made by Buyer or any of its Affiliates under Section 338 of the Code or any comparable provision of applicable law; and provided further that Seller shall have no liability for the payment of a Buyer Tax Loss to the extent that such Buyer Tax Loss is reflected as a liability in the calculation of Final Working Capital and not included on the Balance Sheet.

(b)           Any Taxes for a period that begins on or before the Closing Date and ends thereafter shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period based on the actual activities, taxable income or taxable loss of the applicable entity during such Pre-Closing Tax Period and such Post-Closing Tax Period.

(c)           Any payment by Seller or Parent pursuant to this Section 8.06 shall be made not later than 30 days after receipt by Seller of written notice from Buyer stating that any Buyer Tax Loss will, within the next 30 days, be paid by Buyer or any of its Affiliates and the amount of the indemnity payment requested.

(d)           If any claim or demand for Taxes in respect of which indemnity may be sought pursuant to this Section 8.06 is asserted in writing against Buyer or any of its Affiliates, Buyer shall notify Seller of such claim or demand within 15 days of receipt thereof, or such earlier time that would allow Seller to timely respond to such claim or demand, and shall give Seller such information with respect thereto as Seller may reasonably request.  Seller may discharge, at any time, its indemnification obligation under this Section 8.06 by paying to Buyer the amount payable pursuant to this Section 8.06, calculated on the date of such payment. Seller may, at its own expense, participate in and, upon notice to Buyer, assume the defense of any such claim, suit, action, litigation or proceeding (including any Tax audit).  If Seller assumes such defense, Seller shall have the sole discretion as to the conduct of such defense and Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Seller, provided, however, that Seller may not settle any claim, suit, action, litigation, or proceeding that relates solely to a Company or Subsidiary without Buyer’s consent, not to be unreasonably withheld or delayed.  Whether or not Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

(e)           Seller or Parent shall not be liable under this Section 8.06 for (i) any Tax the payment of which was made without Seller’s prior written consent or (ii) any settlement of a claim, suit, action, litigation or proceeding with respect to which Seller was not notified pursuant to Section 8.06(d) unless Seller unreasonably withheld or delayed such consent or Seller failed to notify Buyer that it desired to participate in or assume the defense of such Tax proceedings leading to such settlement; provided, that Seller shall only be relieved of liability pursuant to this Section 8.06(e) to the extent that Seller is materially prejudiced by the failure of Buyer to obtain such consent or give such notice.

Section 8.07.  Indemnification by Buyer. (a) Notwithstanding Section 8.06(a), Buyer agrees that Seller is to have no liability for any Tax resulting from any action referred to in Section 6.04 of any Company, any Subsidiary, Buyer or any Affiliate of Buyer, and agrees to indemnify and hold harmless Seller and its Affiliates against (i) any such Tax and, (ii) any Tax or damages incurred or suffered by Seller or any of its Affiliates arising out of a breach of any other covenant or agreement contained in this Article 8, (the sum of (i) and (ii), being referred to as a “Seller Tax Loss”).  Seller agrees to give prompt notice to Buyer of the assertion of any claim, or the commencement of any action or proceeding, in respect of which indemnity may be sought under this Section 8.07.  Buyer may participate in any such suit, action or proceeding at its own expense and the parties hereto shall cooperate in the defense or prosecution thereof.

(b)           Buyer shall not be liable under this Section 8.07 for (i) any Tax the payment of which was made without Buyer’s prior written consent or (ii) any settlement of a claim, suit, action, litigation, or proceeding with respect to which Buyer was not notified pursuant to Section 8.07(a) unless Buyer unreasonably withheld or delayed such consent or Buyer failed to notify Seller that it desired to participate in or assume the defense of such tax proceedings leading to such settlement; provided that Buyer shall only be relieved of liability pursuant to this Section 8.07(b) to the extent that Buyer is materially prejudiced by the failure of Seller to obtain such consent or give such notice.

Section 8.08.  Closing of Tax Periods.  To the extent permitted under applicable state, local or foreign law, Seller and Buyer agree to close the taxable year of each Company and Subsidiary on the Closing Date.

Section 8.09.  Reattribution Of Net Operating Losses.  Seller shall not elect to reattribute to itself any Tax Assets of the Companies or the Subsidiaries pursuant to Treasury Regulations Section 1.1502-20(g).

Section 8.10.  Purchase Price Adjustment.  Any amount paid by Seller or Buyer under Article 8 or Article 11 will be treated as an adjustment to the Purchase Price to the extent permitted by applicable law.

ARTICLE 9

EMPLOYEE BENEFITS

Section 9.01.  Maintenance of Employee Benefits. (a) For a period of twelve months from the Closing Date, Buyer agrees that it will, and will cause the Companies and the Subsidiaries to, provide the current Employees with compensation and benefits coverage that, in the aggregate, is substantially comparable to the compensation and benefits coverage provided to such Employees immediately prior to the Closing Date; provided, that in no event shall Buyer be required to provide such Employees with any benefits to the extent that such provision of benefits would adversely affect the financial condition or results of operation of the Companies and the Subsidiaries on a stand-alone basis.  Without limiting the generality of the foregoing, Buyer shall honor and assume the vacation or other paid time off for each Employee that has been accrued on the Closing Working Capital Statement but remains unused as of the Closing Date.

(b)           Buyer will, and will cause the Companies and the Subsidiaries to, (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Employees under any health and welfare plans in which such Employees are eligible to participate after the Closing Date to the extent that such limitations were waived under the applicable employee plan; (ii) provide each Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans that such Employees are eligible to participate in after the Closing Date; and (iii) provide each Employee with full credit for all service with Seller, any Company or any Subsidiary for purposes of eligibility and vesting (but not for purposes of benefit accrual under any defined benefit pension plan) under any such plans or arrangements provided after the Closing Date pursuant to this Section 9.01.

(c)           Buyer and Seller acknowledge and agree that nothing contained in this Section 9.01 shall be construed to limit in any way the ability of Buyer, the Companies or the Subsidiaries to terminate the employment of any current Employee from and after the Closing Date.

Section 9.02.  Employee Agreements; Change Of Control Agreements and Severance Agreements.  From and after the Closing Date, Buyer agrees that it will, and will cause the Companies and the Subsidiaries to, honor and perform all obligations of Seller, the Companies and Subsidiaries pursuant to each of the change of control, severance and employment agreements and arrangements set forth on Schedule 9.02, and Buyer acknowledges and agrees that the consummation of the transactions contemplated by this Agreement will constitute, to the extent applicable, a “change of control” of the Companies for purposes of all such plans, arrangements and agreements.  Buyer further agrees that, from and after the Closing Date, Buyer, the Companies and the Subsidiaries shall be responsible for any liabilities or claims that may arise under the plans, arrangements and agreements set forth on Schedule 9.02.  Notwithstanding the foregoing, Seller agrees that it will be responsible for paying all transaction or similar bonuses that Seller (or any of the Companies or the Subsidiaries) has agreed, orally or in writing, to provide to any Employee (including without limitation those certain bonuses that Seller has orally agreed to provide to the persons listed and in the amounts set forth on Schedule 3.20(f)).

Section 9.03.  401(k) Plan Covenants.  (a) With respect to each of Seller’s 401(k) retirement plans (“401(k) Plan”), on the Closing Date or as soon as practicable thereafter, Seller shall (i) fully vest all current Employees under the

401(k) Plan; (ii) cause the trustee of the 401(k) Plan to segregate the assets of the 401(k) Plan representing the full account balances of current Employees as of the Closing Date; (iii) make any and all filings and submissions to the appropriate governmental agencies arising in connection with such segregation of assets and (iv) make all necessary amendments to the 401(k) Plan and related trust agreement to provide for such segregation of assets and the transfer of assets as described below. The manner in which the account balances of current Employees under the 401(k) Plans are invested shall not be affected by such segregation of assets.

(b)           On or prior to the Closing Date, Buyer shall establish or designate a 401(k) plan for the benefit of current Employees (the “Successor 401(k) Plan”), shall take all necessary action, if any, to qualify such plan under the applicable provisions of the Code and shall make any and all filings and submissions to the appropriate governmental agencies required to be made by it in connection with the transfer of assets described below.  As soon as practicable following the earlier of the delivery to Seller of a favorable determination letter from the Internal Revenue Service regarding the qualified status of the Successor 401(k) Plan as amended to the date of transfer, or the issuance of indemnities satisfactory to Seller and Buyer, Seller shall cause the trustee of the 401(k) Plan to transfer in the form of cash (notes evidencing employee indebtedness or such other form as may be agreed by Buyer and Seller) the full account balances of current Employees under the 401(k) Plan (which account balances will have been credited with appropriate earnings attributable to the period from the Closing Date to the date of transfer described herein), reduced by any necessary benefit or withdrawal payments to or in respect of current Employees occurring during the period from the Closing Date to the date of transfer described herein, to the appropriate trustee as designated by Buyer under the trust agreement forming a part of the Successor 401(k) Plan.  Seller and Buyer shall cooperate to ensure that the transactions under this Agreement will not give rise to a default event for any current Employee’s 401(k) Plan loan.

(c)           In consideration for the transfer of assets described herein, Buyer shall, effective as of the date of transfer described herein, assume all of the obligations of Seller and any of its ERISA Affiliates in respect of the account balances accumulated by current Employees under the 401(k) Plan (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the date of transfer described herein) on or prior to the Closing Date.  Neither Buyer nor any of its Affiliates shall assume any other obligations or liabilities arising under or attributable to the 401(k) Plan.

ARTICLE 10

CONDITIONS TO CLOSING

Section 10.01.  Conditions to Obligations of Buyer and Seller.  The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

(a)           Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

(b)           No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing.

(c)           All actions by or in respect of, or filings with and all consents, authorizations and approvals of, any Governmental Authority, including without limitation those listed on Schedule 3.03, required to permit the consummation of the Closing shall have been taken, made or obtained.

Section 10.02.  Conditions to Obligation of Buyer.  The obligation of Buyer to consummate the Closing is subject to the satisfaction (or waiver by Buyer in its sole discretion), of the following further conditions:

(a)           (i) Each of Seller and Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of each of Seller and Parent contained in this Agreement and in any certificate or other writing delivered by Seller or Parent pursuant hereto shall be true at and as of the Closing Date as if made at and as of such date (except to the extent a representation or warranty is expressly made as of an earlier date, in which case such representation or warranty shall be true at and as of such date) with only such exceptions as would not in the aggregate have a Material Adverse Effect and (iii) Buyer shall have received a certificate signed by the Senior Vice President/Chief Financial Officer of each of Seller and Parent to the foregoing effect.  For purposes of Section 10.02(a)(ii), the representations and warranties of each of Seller and Parent contained in this Agreement or in any certificate or writing delivered by Seller or Parent pursuant hereto shall be deemed to have been made without any qualifications as to materiality and, accordingly, all references therein to “material,” “Material Adverse Effect,” “in all material respects” and similar qualifications as to materiality shall be deemed to be deleted therefrom (except where any such provision requires disclosure of lists of items of a material nature or above a specified threshold).

(b)           Buyer shall have received all documents it may reasonably request relating to the existence of each of Seller and Parent, the Companies and the Subsidiaries and the authority of each of Seller and Parent to enter into and perform this Agreement, all in form and substance reasonably satisfactory to Buyer.

(c)           Buyer shall have received a certificate signed by Seller to the effect that Seller is not a “foreign person” as defined in Section 1445 of the Code and, upon Buyer’s request, any clearance certification or similar document(s) that, in Buyer’s determination, may be required by any state taxing authority in order to relieve Buyer of any obligation to withhold any portion of the Purchase Price.

(d)           Seller shall have delivered to Buyer evidence of (i) the release, concurrently with Closing, of all Liens listed on Schedule 10.02(d) with respect to the property or assets of the Companies and the Subsidiaries, including Liens securing the obligations under or in connection with the Third Amended and Restated Credit Agreement dated as of May 11, 2000 (as subsequently amended from time to time) among Seller and the other parties listed on the signature pages thereto (the “Seller Credit Agreement”) (ii) the repayment of all outstanding Indebtedness of the Companies and the Subsidiaries (other than liabilities under capitalized leases identified on Schedule 3.10), (iii) the repayment or other cancellation of all intercompany accounts between Parent, Seller or its subsidiaries (other than any Company or an Subsidiary), on the one hand, and any Company or any Subsidiary on the other hand, and (iv) the release of all guarantees by any Company or any Subsidiary of any Indebtedness or other obligation of any third party, including the Seller or any of its Affiliates, including, without limitation, any such guarantees under the Seller Credit Agreement and the Indenture between Seller and the State Street Bank and Trust Company, dated October 15, 1998 (the “Seller Indenture”), in each case in form and substance reasonably satisfactory to the Buyer.

(e)           Buyer shall have obtained an aggregate of $80,000,000 of financing from the lenders referred to in the Commitment Letters set forth as items 1 and 2 of Schedule 4.05 and on the terms and structure and in the amounts contemplated in the term sheets attached to such Commitment Letters.

(f)            Buyer shall have received a written opinion from counsel for the Seller, dated as of the Closing Date, addressed to Buyer, substantially in the form of Exhibit A hereto.

(g)           Buyer shall have received copies of the third party consents and approvals set forth on Schedule 10.02(g).

Section 10.03.  Conditions to Obligation of Seller.  The obligation of Seller to consummate the Closing is subject to the satisfaction (or waiver by Seller in its sole discretion) of the following further conditions:

(a)           (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date (except to the extent a representation or warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true at and, as of such date) and (iii) Seller shall have received a certificate signed by the Chief Financial Officer of Buyer to the foregoing effect.  For purposes of Section 10.03(a)(ii), the representations and warranties of Buyer contained in this Agreement or in any certificate or writing delivered by Buyer pursuant hereto shall be deemed to have been made without any qualifications as to materiality and, accordingly, all references therein to “material,” “Material Adverse Effect,” “in all material respects” and similar qualifications as to materiality shall be deemed to be deleted therefrom (except where any such provision requires disclosure of lists of items of a material nature or above a specified threshold).

(b)           Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer to enter into and perform this Agreement, all in form and substance reasonably satisfactory to Seller.

ARTICLE 11

SURVIVAL; INDEMNIFICATION

Section 11.01.  Survival.  The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing until the first anniversary of the Closing Date; provided that (i) the representations and warranties contained in Sections 3.01 3.02, 3.05, 3.06, 3.07, 3.18, 4.02, and 4.08, shall survive indefinitely, and (ii) the representations and warranties contained in Sections 3.20 and 3.22 shall survive until 30 days after the expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof), if later.  The covenants and agreements of the parties hereto shall remain in full force and effect in accordance with their terms (or, if no survival period is specified herein, such covenants and agreements shall survive until fully performed or fulfilled).  Notwithstanding the preceding sentences, any covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.  The indemnity obligation pursuant to Section 11.02(a)(3) shall survive indefinitely.

Section 11.02.  Indemnification.  (a) Seller and Parent hereby indemnify Buyer and its Affiliates (including the Companies and the Subsidiaries) against and agree to hold each of them harmless from any and all damage, loss, liability, cost, charge, obligation, fee and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding) (“Damages”) incurred or suffered by any such Persons arising out of, resulting from, or relating or incident to (1) any misrepresentation or breach of a representation or warranty (each such misrepresentation and breach of a representation or warranty, a “Warranty Breach”), (2) any breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement (other than in each case, any covenant or agreement made or to be performed pursuant to Article 8, which shall be governed by Section 8.06) or (3) the crash of Swissair Flight 111 on September 2, 1998; provided that with respect to indemnification by Seller and Parent for any Warranty Breach pursuant to this Section, (i) neither Seller nor Parent shall be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds $2,000,000 (the “Basket”) and then only to the extent of such excess, (ii) neither Seller nor Parent shall be liable for any single claim with respect to Warranty Breaches which results in Damages of $50,000 or less (and such claims shall not be aggregated for purposes of clause 11.02(a)(i); provided that multiple claims arising out of the same or similar event or occurrence shall be aggregated for purposes of clause 11.02(a)(ii)) and (iii) Seller’s and Parent’s maximum aggregate liability for all such Warranty Breaches shall not exceed $14,000,000 (the “Cap”).  Notwithstanding the foregoing, the limitations set forth in the proviso to the foregoing sentence shall not apply to indemnification pursuant to Section 11.02(a)(2) or 11.02(a)(3).  For purposes of Section 11.02(a)(1), the representations and warranties herein shall be deemed to have been made without any qualifications as to materiality and, accordingly, all references therein to “material,” “Material Adverse Effect,” “in all material respects” and similar qualifications as to materiality shall be deemed to be deleted therefrom (except where any such provision requires disclosure of lists of items of a material nature or above a specified threshold).

(b)           Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller or any of its Affiliates arising out of any (1) Warranty Breach or (2) breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement (other than a covenant or agreement made or to be performed pursuant to Section 6.04 or Article 8, which shall be governed by Section 8.07); provided that with respect to indemnification by Buyer for any Warranty Breach pursuant to this Section, (i) Buyer shall not be liable unless the aggregate amount of Damages with respect to such Warranty Breaches exceeds the Basket and then only to the extent of such excess, (ii) Buyer shall not be liable for any single claim which results in Damages of $50,000 or less (and such claims shall not be aggregated for purposes of clause 11.02(b)(i); provided that multiple claims arising out of the same or similar event or occurrence shall be aggregated for purposes of clause 11.02(b)(ii)) and (iii) Buyer’s maximum aggregate liability for all such Warranty Breaches shall not exceed the Cap.  Notwithstanding the foregoing, the limitations set forth in the proviso to the foregoing sentence shall not apply to indemnification pursuant to Section 11.02(b)(2).  For purposes of Section 11.02(b)(1), the representations and warranties herein shall be deemed to have been made without any qualifications as to materiality and, accordingly, all references therein to “material,” “Material Adverse Effect,” “in all material respects” and similar qualifications as to materiality shall be deemed to be deleted therefrom (except where any such provision requires disclosure of lists of items of a material nature or above a specified threshold).

Section 11.03.  Procedures.  (a) The party seeking indemnification under Section 11.02 (the “Indemnified Party”) shall give prompt notice (the “Indemnity Notice”) to the party against whom indemnity is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any suit, action or proceeding (“Claim”) in respect of which indemnity may be sought under such Section and will provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have adversely prejudiced the Indemnifying Party.

(b)           The Indemnifying Party shall be entitled to participate in the defense of any Claim asserted by any third party (“Third Party Claim”) and, subject to the limitations set forth in this Section, shall be entitled to control and appoint lead counsel for such defense, in each case at its expense.  If the Indemnifying Party intends to control the defense of a Third Party Claim, the Indemnifying Party shall so notify the Indemnified Party in writing within 30 days of the delivery of the Indemnity Notice with respect to such Third Party Claim.

(c)           If the Indemnifying Party shall assume the control of the defense of any Third Party Claim, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of such Third Party Claim, if (A) the settlement does not release the Indemnified Party from all liabilities and obligations with respect to such Third Party Claim or (B) the settlement imposes injunctive or other equitable relief against the Indemnified Party and (ii) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose.  The fees and expenses of such separate counsel shall be paid by the Indemnified Party; provided that such fees and expenses will be paid by the Indemnifying Party if the Indemnified Party (y) has assumed the defense of such action pursuant to Section 11.03(d) or (z) reasonably determines in good faith based on advice of counsel that a conflict exists between the interests of the

Indemnified Party and the Indemnifying Party, or that one or more defenses may be available to the Indemnified Party that may not be available to the Indemnifying Party.

(d)           If (i) the Indemnifying Party does not notify the Indemnified Party in writing within 30 days of the delivery of the Indemnity Notice with respect to a Third Party Claim that the Indemnifying Party will assume the defense of such Third Party Claim or (ii) the Indemnified Party reasonably determines in good faith that the Indemnifying Party has failed to pursue the defense thereof in good faith, then the Indemnified Party may assume such defense by notifying the Indemnifying Party of its election to do so.

(e)           The Indemnified Party shall obtain the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of any Third Party Claim.

(f)            Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(g)           Each Indemnified Party shall use its commercially reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under Section 11.02; provided that this Section 11.03(g) shall not prevent such Indemnified Party from exercising its rights under Section 11.02 prior to or concurrently with its use of such efforts.

Section 11.04.  Calculation of Damages.  (a) The amount of any Damages payable under Section 11.02 by the Indemnifying Party shall be reduced by any amounts recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor.  If the Indemnified Party receives any amounts under applicable insurance policies or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(b)           The Indemnifying Party shall not be liable under Section 11.02 for Damages relating to any matter to the extent that (i) there is included in the Closing Working Capital Statement and in the calculation of Final Working Capital a specific liability or reserve relating to such matter that was not included on the Balance Sheet or (ii) the Indemnified Party had otherwise been compensated for such matter pursuant to the Purchase Price adjustment under Section 2.05.

(c)           Each party agrees that, for so long as such party has any right of indemnification under Section 11.02, it will not, and agrees to use its commercially reasonable efforts to ensure that its Affiliates do not, voluntarily or by discretionary action (including, without limitation, conducting any invasive sampling or testing), accelerate the timing, or increase the cost, of any obligations of any other party under Section 11.02 or this Section 11.04, except to the extent such action is taken (i) for a reasonable legitimate business purpose and not with a purpose of discovering a condition that would constitute a breach of any representation, warranty, covenant or agreement of any other party hereto or (ii) in response to a discovery by such party (or, in the case of Buyer, by any Company or any Subsidiary), without violation of clause (i) above, of meaningful evidence of a condition that constitutes a breach of any representation, warranty, covenant or agreement of any other party hereunder.

(d)           The Indemnifying Party shall not be liable under Section 11.02 for any punitive Damages (other than punitive Damages paid to any third party in respect of a Third Party Claim).

(e)           Seller acknowledges and agrees that, upon and after the Closing, none of the Companies or the Subsidiaries shall have any liability or obligation to indemnify, save or hold harmless or otherwise pay, reimburse or make Seller or any of its Affiliates or Representatives whole for or on account of any indemnification claims made by Seller or any of its Affiliates or Representatives for any breach of any representation, warranty, covenant or agreement of Seller, the Company, or any of the Subsidiaries, and Seller and its Affiliates and Representatives shall have no right of contribution against any Company or any Subsidiary.

Section 11.05.  Environmental Matters.  (a) Seller and Parent hereby indemnify Buyer and its Affiliates (including the Companies and the Subsidiaries) against, and agree to hold each of them harmless from, any and all Environmental Costs and Liabilities incurred or suffered by any such Persons arising out of the Release, prior to the Closing Date, of any Hazardous Materials (“Pre-Closing Releases”) at, on, under or from Avtech’s facilities located at 3400, 3326, 3320 and 3422 Wallingford Avenue North and 1813, 1815, and 1914 North 34th Street, Seattle, Washington (collectively, the “Properties”); provided that (i) Seller’s maximum liability under this Section 11.05(a) shall not exceed, in the aggregate, $5,000,000, (ii) Seller’s obligation to indemnify Buyer and its Affiliates pursuant to this Section 11.05(a) shall terminate on the earlier of (x) 7.5 years after the Closing Date and (y) the repayment and termination of the senior secured credit facility described in the Commitment Letter for such facility set forth on Schedule 4.05 and (iii) Seller shall have no obligation under this Section 11.05 to indemnify Buyer and its Affiliates to the extent that any Environmental Costs and Liabilities are caused or exacerbated as a direct result of any action or omissions of Buyer or its Affiliates (including the Companies and the Subsidiaries) after the Closing Date.

(b)           With respect to any Pre-Closing Releases for which Seller is obligated to indemnify Buyer and its Affiliates pursuant to this Section 11.05, Buyer shall have the right to control any Remedial Action which may be required in connection with such Pre-Closing Releases; provided that (i) Buyer shall provide Seller with any report, workplan, technical data, test result, correspondence or other information in connection with such Remedial Action (“Remedial Action Documents”) and an opportunity to comment on (which comments shall not be unreasonably withheld or delayed and shall be reasonably taken into account by Buyer) and approve (which approval shall not be unreasonably withheld or delayed by Seller) such Remedial Action Documents prior to their submission to any Governmental Authority or third party claimant, (ii) Seller shall be provided with at least ten (10) days’ notice of (except in the case of an emergency, Seller shall be provided with notice of any meetings or  scheduled telephonic conferences as soon as practicable prior thereto), and have the right to attend, any meetings or scheduled telephonic conferences with any Governmental Authority or third party claimant relating to such Remedial Action and (iii) Seller shall have the right to take split samples and shall be provided reasonable access, in each case, for the purpose of verifying the performance of any Remedial Action.

(c)           Buyer agrees that it shall not, for so long as it has any right of indemnification under this Section 11.05, and agrees to use its best efforts to ensure that its Affiliates (including the Companies and the Subsidiaries) do not, voluntarily or by discretionary action, (including, without limitation, conducting any invasive sampling or testing) accelerate the timing of, or increase the cost of, any obligation of Seller under this Section 11.05, except to the extent that such action is taken (i) for a reasonable legitimate business purpose and not with a purpose of discovering a condition that could lead to an indemnification claim under this Section 11.05 or (ii) in response to a discovery by Buyer, any Company or any Subsidiary, without violation of clause (i) above, of meaningful evidence of a condition that could lead to an indemnification claim under this Section 11.05; (any such voluntary or discretionary action, other than as so excepted, a “Prohibited Action”).  Notwithstanding any provision herein to the contrary, Seller shall not be obligated to indemnify Buyer and its Affiliates under this Section 11.05 for any Environmental Costs and Liabilities to the extent identified as a result of, or arising from, any Prohibited Action.

(d)           Notwithstanding any other provision herein to the contrary, Seller shall be obligated to indemnify Buyer and its Affiliates pursuant to this Section 11.05 only to the extent that any Remedial Action conducted pursuant to this Section 11.05 (i) is required pursuant to an applicable Environmental Law in effect as of the Closing Date, (ii) shall be the most reasonable cost-effective method under the circumstances and based upon the assumption that the use of the Properties is the same as that of the Closing Date, and (iii) shall not exceed the least stringent requirements of any applicable Environmental Law in effect as of the Closing Date.  To the extent necessary to achieve the purposes set forth in this Section 11.05(d), Buyer shall agree to the institution of any deed or land use restrictions or other institutional controls in the scope of work for the Remedial Action so long as such restrictions or controls do not materially or unreasonably restrict or limit the activities currently being performed at the Properties.

(e)           In the event Seller purchases an environmental risk insurance policy insuring Seller against any Environmental Costs and Liabilities that it may incur pursuant to this Section 11.05, Buyer agrees that it shall pay all premiums relating to such insurance policy, not to exceed $110,000.

(f)            This Section 11.05 shall not limit, restrict, impact, alter or otherwise have any effect on the indemnification set forth in Section 11.02.  In the event that Buyer can make a claim under both Sections 11.02 and 11.05, Buyer shall not be precluded from making a claim under one section by virtue of its pursuit of a claim under the other section; provided that any Environmental Costs and Liabilities recovered under one section with respect to a particular matter shall not be recoverable under the other section.

Section 11.06.  Assignment of Claims.  If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 11.02 or 11.05 and the Indemnified Party could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall use commercially reasonable efforts to assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to seek to recover from the Potential Contributor the amount of such payment.

Section 11.07.  Exclusivity.  Except as specifically set forth in Sections 8.06, 8.07, 11.02 and 11.05 and effective as of the Closing, each party and each party on behalf of each of its Affiliates waives any rights and claims (other than rights to an equitable remedy for breach of any covenants contained herein) that it may have against any other party and such other party’s Affiliates, and their respective counsel, financial advisors, auditors and other authorized representatives, whether in law or in equity, relating to any Company, any Subsidiary or the Shares or the transactions contemplated hereby.  The rights and claims referred to in the immediately preceding sentence include, without limitation, claims for contribution or other rights of recovery arising out of or relating to any Environmental Law, whether now or hereafter in effect, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty.  After the Closing, Sections 8.06, 8.07, 11.02 and 11.05 will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby (other than rights to an equitable remedy for breach of any covenants contained herein).

Notwithstanding the foregoing, nothing shall limit the rights of (i) any Person to assert any claim alleging fraud or deceit or (ii) Seller or its Affiliates to assert any claim with respect to any Releases of Hazardous Materials (excluding any future migration of Pre-Closing Releases) or violations of any Environmental Laws, in each case, to the extent that such Releases or violations occur after the Closing Date, in connection with any Company or Subsidiary or their respective properties.

ARTICLE 12

TERMINATION

Section 12.01.  Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)           by mutual written agreement of Seller and Buyer;

(b)           by either Seller or Buyer if the Closing shall not have been consummated on or before June 30, 2003;

(c)           by Buyer (if Buyer is not in breach of any of the representations, warranties or covenants made by it under this Agreement), if Seller is in breach of any representation, warranty or covenant made by Seller hereunder, which breach (i) would, if not remedied, result in the failure of any condition set forth in Section 10.01 or 10.02 to be satisfied and (ii) either (A) is impossible to remedy or (B) is not remedied within 30 days of delivery of notice of such breach by Buyer to Seller;

(d)           by Seller (if Seller is not in breach of any of the representations, warranties or covenants made by it under this Agreement), if Buyer is in breach of any representation, warranty or covenant made by Buyer hereunder, which breach (i) would if not remedied, result in the failure of any condition set forth in Section 10.01 or 10.03 to be satisfied and (ii) either (A) is impossible to remedy or (B) is not remedied within 30 days of delivery of notice of such breach by Seller to Buyer;

(e)           by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any non-appealable final order, decree or judgment of any Governmental Authority having competent jurisdiction.

The party desiring to terminate this Agreement pursuant to clause 12.01(b), 12.01(c), 12.01(d) or 12.01(e) shall give notice of such termination to the other party.

Section 12.02.  Effect of Termination.  If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant, Affiliate or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure of either party to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach.  The provisions of Sections 6.01and 7.03 and Article 13 shall survive any termination hereof pursuant to Section 12.01.

ARTICLE 13

MISCELLANEOUS

Section 13.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Buyer, to:

Wings Holdings, Inc.

c/o Odyssey Investment Partners, LLC

280 Park Avenue

West Tower, 38th Floor

New York, New York 10017

Attention:  Bill Hopkins

Telecopy No.: (212) 351-7930

with a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention: Robert Kennedy

Telecopy No.: (212) 751-4865

if to Seller, to:

DeCrane Aircraft Holdings, Inc.

2361 Rosecrans Avenue

Suite 180

El Segundo, CA  90245

Attention: Richard J. Kaplan

Fax: (310) 643-5106

with a copy to:

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York  10017

Attention: Nancy L. Sanborn

Fax:  (212) 450-3800

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 13.02.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)           No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 13.03.  Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that all fees and expenses of the Companies’ and the Subsidiaries’ outside counsel, financial advisors, independent accountants and other advisors incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Seller (other than any amounts incurred after the date hereof at the request of Buyer or any of its Affiliates, (provided that Seller notifies Buyer in writing prior to the incurrence of such expense that such expense will be paid by Buyer) or otherwise in connection with the financing of the Purchase Price, and fees and expenses of Buyer and its Affiliates).

Section 13.04.  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.  Notwithstanding the immediately preceding sentence, Buyer may assign, delegate, or otherwise transfer all or any part of its rights and obligations under this Agreement (i) to any Affiliate of Buyer that owns directly or indirectly the Companies and the Subsidiaries, (ii) in connection with the sale of all or substantially all of the business and assets of the Companies and the Subsidiaries, or (iii) as collateral security for the agent and lenders pursuant to the senior secured credit facility referenced in the Commitment Letters; in each case, so long as Buyer and such transferee each shall be responsible for Buyer’s obligations under this Agreement.  In addition, prior to the Closing, Buyer may assign its right to purchase the Shares in whole or in part to one or more subsidiaries of Buyer, so long as Buyer and such transferee each shall be responsible for Buyer’s obligations under this Agreement.

Section 13.05.  Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 13.06.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BROUGHT BY ANY PARTY HERETO ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.07.  Disputes Arising On or Prior to the Closing Date.  (a) Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding brought by any party hereto on or prior to the Closing Date which seeks to enforce any provision of, or is based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York County, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding, and each party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding, may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.

(b)           The parties hereto agree that irreparable damage would occur if any provision of this Agreement which is anticipated to be performed on or prior to the Closing Date were not performed in accordance with the terms hereof and that each party shall be entitled to equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or injunctions or other equitable relief to prevent breaches of any such provisions of this Agreement or to enforce specifically the performance of any such terms and provisions of this Agreement in the United States District Court for the Southern District of New York or any New York State court sitting in New York County, in addition to any other remedy to which such party is entitled at law or in equity.

Section 13.08.  Disputes Arising After the Closing Date.  (a)  The parties hereto agree that any and all disputes, claims or controversies brought by any party hereto after the Closing Date that arise out of or relate to this Agreement, other than disputes pursuant to Section 2.02 or 2.04 of this Agreement, but including disputes with respect to issues regarding the validity, formation or enforceability of this Agreement, shall be submitted to final and binding arbitration before Jams in  NEW YORK, NEW YORK (“JAMS”), or its successor; provided that any disputes arising under Sections 2.02 or 2.04(c) of this Agreement shall be resolved in accordance with the dispute resolution mechanisms contained in those Sections.  Any party may commence the arbitration process called for in this Section by filing a written demand for arbitration with JAMS, with copies to the other party.  The arbitration will be conducted in accordance with the provisions of JAMS’ Streamlined Arbitration Rules and Procedures as revised September 2002 (“JAMS Rules”), except that the time deadlines and other terms in this Agreement shall govern and supersede the JAMS Rules in the event of a conflict.  The parties will cooperate with JAMS and with one another in selecting an arbitrator from JAMS’ panel of neutrals, and in scheduling the arbitration proceedings.  The parties agree that they will participate in the arbitration in good faith, and that they will share equally in its costs.  The provisions of this Section may be enforced by any court of competent jurisdiction.

(b)           The arbitration shall be conducted by one neutral arbitrator, who must be a retired state court or federal court judge, selected in accordance with JAMS Rule 12.  The JAMS Case Manager shall supervise the selection of the arbitrator to assure that an arbitrator is appointed and that the parties participate in an initial conference with the arbitrator within 30 days of the date of the filing of the demand for arbitration with JAMS.  In no event shall any delay in the selection and appointment of the arbitrator delay the time deadline for the commencement of the arbitration hearing as provided for in Section 13.08(d) of this Agreement.

(c)           The exchange of information by the parties to the arbitration shall be in accordance with JAMS Rule 13, except that the arbitrator shall have the discretion to permit the parties to conduct additional discovery as long as such discovery is reasonable and does not delay the commencement of the arbitration hearing as provided for in Section 13.08(d) of this Agreement.

(d)           The arbitrator, after consultation with the parties, shall determine the date of the arbitration hearing.  The arbitration hearing should begin within 60 calendar days of the filing of the demand for arbitration with JAMS.  In no event shall the arbitration hearing commence later than 75 calendar days from the date of filing of the demand for arbitration, as the parties agree that time is of the essence.  The arbitrator and the parties shall schedule the hearing for no longer than 10 consecutive business days, with time at the hearing allocated equally to each side.  The place of arbitration shall be New York City.

(e)           Absent good cause for an extension, the arbitrator shall render an award within 15 calendar days of the conclusion of the arbitration hearing in accordance with JAMS Rule 19(f), except that the arbitrator shall provide a written statement of his or her reasons for the award which shall become part of the award and be admissible in any judicial proceeding to enforce the award.  The award of the arbitrator shall be final, binding, non-appealable and enforceable as a judgment in any court of competent jurisdiction.  No motion for a new trial or hearing will be allowed.

(f)            Any action brought to enforce this Section or any arbitration award pursuant to this Section shall be brought in the United States District Court for the Southern District of New York in the State of New York or in any New York State court sitting in New York County, and each of the parties hereby irrevocably consents to the jurisdiction of such court.

(g)           The costs of such arbitration pursuant to this Section 13.08, including the fees and expenses of the arbitrator, shall be shared equally by the parties.  Each party shall bear the costs of preparing and presenting its case, including its own attorney’s fees.  Buyer and Seller agree that this provision and the arbitrator’s authority to grant relief shall be subject to the United States Arbitration Act, 9 U.S.C. 1-16 et seq., the provisions of this Agreement, and the ABA-AAA Code of Ethics for Arbitrators in Commercial Disputes.  Buyer and Seller agree that the arbitrator shall have no power or authority to make awards or issue orders of any kind except as expressly permitted by this Agreement, and that in no event shall the arbitrator have the authority to make any award that provides for punitive or exemplary damages.

(h)           At the option of either party, such party may include in the demand for arbitration a request for a meeting between senior executives of the parties having responsibility for the matter (the “Direct Meeting”).  If a request for a Direct Meeting is made, the parties to this Agreement shall cause their respective senior executives to meet in person or, by agreement by the parties, by a telephonic conference call, no later than 10 calendar days following receipt of the request.  The parties may consider mediation; however, in no event shall the Direct Meeting and/or mediation delay or change the time deadlines for the arbitration.

Section 13.09.  Counterparts; Third Party Beneficiaries.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.  No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 13.10.  Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 13.11.  Captions.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 13.12.  Interpretation.  Each of the parties acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated hereby and thereby.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

WINGS HOLDINGS, INC.

By:	/s/ William F. Hopkins
	Name:	William F. Hopkins
	Title:	President

DECRANE AIRCRAFT HOLDINGS, INC.

By:	/s/ Richard J. Kaplan
	Name:	Richard J. Kaplan
	Title:	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

DECRANE HOLDINGS CO.

By:	/s/ Richard J. Kaplan
	Name:	Richard J. Kaplan
	Title:	Chief Financial Officer and Assistant Secretary